FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 28 February, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Credit risk
Introduction	181

Top and emerging credit risks	181

Financial assets	184
Exposure summary	184
Sector concentration	185
Asset quality	189
Debt securities	194
- IFRS measurement classification by issuer	194
- AFS reserves by issuer	195
- Ratings	196
- Asset-backed securities	197
Equity shares	198
Derivatives	200
- Summary	200
- Credit derivatives	201

Problem debt management
Renegotiations and forbearance	202
Wholesale renegotiations	202
- Asset quality	202
- Renegotiation arrangements	203
Retail forbearance	204
- Arrears status and provisions	204
- Forbearance arrangements	205
Risk elements in lending (REIL)	207
REIL, provisions and impairments	207
- Divisional analysis	207
- Sector and geographical regional analysis	209
- REIL flow statement	215
- Impairment provisions flow statement	216
- Impairment charge analysis	218

Key credit portfolios
Commercial real estate	220
Residential mortgages	226
Ulster Bank Group (Core and Non-Core)	231

Risk and balance sheet management (continued)

Credit risk
Introduction
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The credit risk that the Group faces arises mainly from wholesale and retail lending, provision of contingent obligations (such as letters of credit and guarantees) and counterparty credit risk arising from derivative contracts and securities financing transactions entered into with customers. Other material risks covered by the Group's credit risk management framework are:

•	Concentration risk - the risk of an outsized loss due to the concentration of credit risk to a specific asset class or product, industry sector, customer or counterparty, or country.

•	Settlement risk - the intra-day risk that arises when the Group releases funds prior to confirmed receipt of value from a third party.

•	Issuer risk - the risk of loss on a tradable instrument (e.g. bond) due to default by the issuer.

•	Wrong way risk - the risk of loss that arises when the risk factors driving the exposure to a counterparty are positively correlated with the probability of default for that counterparty.

•
Credit mitigation risk - the risk that credit risk mitigation (for example, taking a legal charge over property to secure a customer loan) is not enforceable or that the value of such mitigation decreases, thus leading to unanticipated losses.

Top and emerging credit risks
The quantum and nature of credit risk assumed across the Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment. The Group therefore remains sensitive to the economic conditions within the geographies in which it operates, in particular the UK, Ireland, the US and the eurozone.

The following credit risks continue to be the focus of management attention.

Irish property market
The continuing challenging economic climate within Ireland has resulted in impairment levels for Irish portfolios remaining at elevated levels. In particular, high unemployment, austerity measures and general economic uncertainty have reduced real estate lease rentals. This, together with limited liquidity, has depressed asset values and reduced consumer spending with a consequent downward impact on the commercial real estate portfolio as well as broader impacts on Ulster Bank Group's mortgage and small and medium enterprise (SME) lending portfolios. Further details on Ulster Bank Group's credit risk profile can be found on pages 231 to 234.

Commercial real estate
While progress has been made in reducing the overall exposure and rebalancing the portfolio, commercial real estate remains a key credit concentration risk for the Group. The Group has continued to strengthen its approach to managing sector concentration risk, with a particular focus on additional controls for the commercial real estate portfolio.

However, the credit performance remains sensitive to the economic environment in the UK and Ireland. Although some improvements have been seen in commercial real estate values across prime locations, secondary and tertiary values remain subdued.

Risk and balance sheet management (continued)

Credit risk: Top and emerging credit risks (continued)
Refinancing risk remains a focus of management attention and is assessed throughout the credit risk management life cycle. In particular, it is considered as part of the early problem recognition and impairment assessment processes.

Further details on the Group's exposure to commercial real estate can be found on page 220.

Eurozone troubles
The ongoing impact of the troubles in the eurozone continued to be felt most significantly in the banking sector, where widening credit spreads and regulatory demand for increases in Tier 1 capital and liquidity exacerbated the risk management challenges already posed by the sector's continued weakness, as provisions and write-downs remain elevated.

A material percentage of global banking activity in risk mitigation now passes through the balance sheets of the top global players, increasing the systemic risks to the banking sector. The Group's exposures to these banks continue to be closely managed. In particular, the Group has intensified its management of settlement risk through ongoing review of the level of risk and the operational controls in place to manage it, together with proactive actions to reduce limits. The weaker banks in the eurozone also remained subject to heightened scrutiny and the Group's risk appetite for these banks was adjusted throughout 2012.

The Group has continued to focus on operational preparations for possible sovereign defaults and/or eurozone exits. The Group has also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes.

The Group has a material exposure to Spanish AFS debt securities issued by banks and other financial institutions of £4.8 billion at 31 December 2012, predominately comprised of covered bonds backed by mortgages. Whilst the exposure was reduced by £1.6 billion during 2012, largely as a result of sales, the portfolio continues to be subject to heightened scrutiny, including undertaking stress analysis.

Further details on the Group's approach to managing country risk and the risks faced within the eurozone can be found on pages 243 to 289.

Risk and balance sheet management (continued)

Credit risk: Top and emerging credit risks (continued)

Shipping
The downturn observed in the shipping sector since 2008 has continued, with an oversupply of vessels leading to lower asset prices and charter rates. The Group has continued to manage exposures within this portfolio intensively, with an increasing number of customers managed under the Group's Watchlist process. The financed fleet comprises modern vessels with experienced operators and despite the difficult market conditions impairments to date have remained low. However, impairment levels remain vulnerable to a continuing underperforming market.

Further details on the Group's shipping portfolio can be found on page 188.

Retailers
Given the cyclical nature of the retail corporate sector and its sensitivity to stressed economic conditions, the Group has continued to apply heightened scrutiny to this portfolio. Despite some high-profile failures of UK high street retailers, loss experience on the RBS retail portfolio remained low during 2012 as a result of active management. The portfolio is generally well diversified by geography and by counterparty.

Central counterparties (CCPs)
New regulation requiring greater use of CCPs for clearing over-the-counter derivatives across the industry is aimed at reducing systemic risk in the banking sector. RBS welcomes this move but recognises that the Group's concentration risk to CCPs will rise thus exchanging concentration risk to individual counterparties for concentration risk to CCPs. CCPs are vulnerable to a significant member default, fraud and increased operational risk if their infrastructure is not developed commensurate with increased activity they undertake.

In response to this industry change, the Group has developed a tailored risk appetite and risk control framework. The Group's central counterparty exposure is dominated by a small number of well-established, high quality and reputable clearing houses.

Renegotiations and forbearance
RBS uses renegotiations and forbearance as management tools to support viable customers through difficult financial periods in their lives or during business cycles. Used wisely, they can reduce the incidence of personal insolvency, as well as bankruptcies for otherwise successful enterprises. On a broader scale they can also help reduce the impact of "fire sale" pricing on real economic assets. However, they must be used selectively and require additional management vigilance throughout the loan life cycle. The Group has continued to take steps to improve its management and reporting of such loans within both corporate and retail businesses.

Further details on forbearance can be found on page 202.

Risk and balance sheet management (continued)

Credit risk (continued)

Financial assets
Exposure summary
The table below analyses the Group's financial asset exposures, both gross and net of offset arrangements.
	Gross exposure	IFRS offset (1)	Carrying value	Non-IFRS offset (2)	Exposure post offset
31 December 2012	£m	£m	£m	£m	£m

Cash and balances at central banks	79,308	-	79,308	-	79,308
Reverse repos	143,207	(38,377)	104,830	(17,439)	87,391
Lending (3)	464,691	(1,460)	463,231	(34,941)	428,290
Debt securities	164,624	-	164,624	-	164,624
Equity shares	15,237	-	15,237	-	15,237
Derivatives (4)	815,394	(373,476)	441,918	(408,004)	33,914
Settlement balances	8,197	(2,456)	5,741	(1,760)	3,981
Other financial assets	924	-	924	-	924

Total	1,691,582	(415,769)	1,275,813	(462,144)	813,669
Short positions	(27,591)	-	(27,591)	-	(27,591)

Net of short positions	1,663,991	(415,769)	1,248,222	(462,144)	786,078

31 December 2011

Cash and balances at central banks	79,396	-	79,396	-	79,396
Reverse repos	138,539	(37,605)	100,934	(15,246)	85,688
Lending (3)	517,474	-	517,474	(41,129)	476,345
Debt securities	209,080	-	209,080	-	209,080
Equity shares	15,188	-	15,188	-	15,188
Derivatives (4)	1,074,548	(544,491)	530,057	(478,848)	51,209
Settlement balances	9,144	(1,359)	7,785	(2,221)	5,564
Other financial assets	1,309	-	1,309	-	1,309

Total	2,044,678	(583,455)	1,461,223	(537,444)	923,779
Short positions	(41,039)	-	(41,039)	-	(41,039)

Net of short positions	2,003,639	(583,455)	1,420,184	(537,444)	882,740

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and to transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)
This reflects the amounts by which the Group's credit risk is reduced through arrangements such as master netting agreements and cash management pooling. In addition, the Group holds collateral in respect of individual loans and advances. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group also obtains collateral in the form of securities relating to reverse repo and derivative transactions.

(3)
Lending non-IFRS offset includes cash collateral posted against derivative liabilities of £24.6 billion, (31 December 2011 - £31.4 billion) and cash management pooling of £10.3 billion, (31 December 2011 - £9.8 billion).

(4)	Derivative non-IFRS offset includes cash collateral received against derivative assets of £34 billion (31 December 2011 - £37.2 billion). Refer to page 200.

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)

Sector concentration
The table below analyses financial assets by sector.

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Other offset	Exposure post offset (1)
			Core	Non-Core	Total	Debt	Equity
	31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (2)	441	8,485	1,368	9,853	97,339	-	5,791	591	114,015	(5,151)	108,864
Financial institutions	- banks (3)	34,783	30,917	477	31,394	11,555	1,643	335,521	79,308	494,204	(341,103)	153,101
	- other (4)	69,256	39,658	2,540	42,198	50,104	2,672	80,817	5,591	250,638	(97,589)	153,049
Personal	-mortgages	-	146,770	2,855	149,625	-	-	-	-	149,625	-	149,625
	- unsecured	-	31,247	965	32,212	-	-	-	4	32,216	-	32,216
	Property	-	43,602	28,617	72,219	774	318	4,118	-	77,429	(1,333)	76,096
	Construction	-	6,020	2,029	8,049	17	264	820	-	9,150	(1,687)	7,463
	Manufacturing	326	22,234	1,553	23,787	836	1,639	1,759	144	28,491	(3,775)	24,716
	Finance leases (5)	-	9,201	4,408	13,609	82	1	13	-	13,705	-	13,705
	Retail, wholesale and repairs	-	20,842	1,094	21,936	461	1,807	914	41	25,159	(1,785)	23,374
	Transport and storage	-	14,590	3,751	18,341	659	382	3,397	2	22,781	(3,240)	19,541
	Health, education and leisure	-	15,770	935	16,705	314	554	904	59	18,536	(964)	17,572
	Hotels and restaurants	-	6,891	986	7,877	144	51	493	11	8,576	(348)	8,228
	Utilities	-	5,131	1,500	6,631	1,311	638	3,170	50	11,800	(2,766)	9,034
	Other	24	26,315	3,742	30,057	1,886	5,380	4,201	172	41,720	(2,403)	39,317

	Total gross of provisions	104,830	427,673	56,820	484,493	165,482	15,349	441,918	85,973	1,298,045	(462,144)	835,901
	Provisions	-	(10,062)	(11,200)	(21,262)	(858)	(112)	-	-	(22,232)	n/a	(22,232)

	Total	104,830	417,611	45,620	463,231	164,624	15,237	441,918	85,973	1,275,813	(462,144)	813,669

For the notes to this table refer to page 186.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Sector concentration (continued)

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Other offset	Exposure post offset (1)
			Core	Non-Core	Total	Debt	Equity
	31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (2)	2,247	8,359	1,383	9,742	125,543	-	5,541	641	143,714	(1,098)	142,616
Financial institutions	- banks (3)	39,345	43,374	706	44,080	16,940	2,218	400,261	79,396	582,240	(407,457)	174,783
	- other (4)	58,478	48,598	3,272	51,870	60,628	2,501	98,255	7,451	279,183	(119,717)	159,466
Personal	- mortgages	-	144,171	5,102	149,273	-	-	-	-	149,273	-	149,273
	- unsecured	-	32,868	1,556	34,424	-	-	-	52	34,476	(7)	34,469
	Property	-	42,994	38,064	81,058	573	175	4,599	1	86,406	(1,274)	85,132
	Construction	-	7,197	2,672	9,869	50	53	946	-	10,918	(1,139)	9,779
	Manufacturing	254	23,708	4,931	28,639	664	1,938	3,786	306	35,587	(2,214)	33,373
	Finance leases (5)	-	8,440	6,059	14,499	145	2	75	-	14,721	(16)	14,705
	Retail, wholesale and repairs	-	22,039	2,339	24,378	645	2,652	1,134	18	28,827	(1,671)	27,156
	Transport and storage	436	16,581	5,477	22,058	539	74	3,759	-	26,866	(241)	26,625
	Health, education and leisure	-	16,073	1,419	17,492	310	21	885	-	18,708	(973)	17,735
	Hotels and restaurants	-	7,709	1,161	8,870	116	5	671	-	9,662	(184)	9,478
	Utilities	-	6,557	1,849	8,406	1,530	554	3,708	30	14,228	(450)	13,778
	Other	174	28,769	4,721	33,490	3,785	5,136	6,437	595	49,617	(1,003)	48,614

	Total gross of provisions	100,934	457,437	80,711	538,148	211,468	15,329	530,057	88,490	1,484,426	(537,444)	946,982
	Provisions	-	(9,187)	(11,487)	(20,674)	(2,388)	(141)	-	-	(23,203)	n/a	(23,203)

	Total	100,934	448,250	69,224	517,474	209,080	15,188	530,057	88,490	1,461,223	(537,444)	923,779

Notes:
(1)
This shows the amount by which the Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)	Includes central and local government.
(3)	Financial institutions in banks includes £79.3 billion (31 December 2011 - £79.3 billion; 31 December 2010 - £57.0 billion) relating to cash and balances at central banks.
(4)	Loans made by the Group's consolidated conduits to asset owning companies are included within Finance.
(5)	Includes instalment credit.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Sector concentration (continued)

Key points
•
Financial asset exposures after offset decreased by £110 billion or 12% to £814 billion, reflecting the Group's focus on reducing its funded balance sheet, primarily in Non-Core, Markets and International Banking.

•
Reductions were across all major balance sheet categories: lending (£54 billion), debt securities (£44 billion) and derivatives (£88 billion). Conditions in the financial markets and the Group's focus on risk appetite and sector concentration had a direct impact on the composition of its portfolio during the year.

•
Exposures to central and local governments decreased by £34 billion principally in debt securities. This was driven by Markets de-risking its balance sheet, management of the Group Treasury liquidity portfolio as well as overall risk reduction in respect of eurozone exposures. The Group's portfolio comprises exposures to central governments and sub-sovereigns such as local authorities, primarily in the Group's key markets in the UK, Western Europe and the US.

•	Exposure to financial institutions was £28 billion lower, across securities, loans and derivatives, driven by economy-wide subdued activity.
○
The banking sector is one of the largest in the Group's portfolio. The sector is well diversified geographically and by exposure with derivative exposures being largely collateralised. The sector is tightly controlled through the combination of the single name concentration framework, a suite of credit policies specifically tailored to the sector and country limits. Exposures to the banking sector decreased by £22 billion during the year, primarily due to reduced interbank lending and derivative activity, and a reduction in limits to banks in countries under stress, such as the peripheral eurozone countries.

○
Exposure to other financial institutions comprising traded and non-traded products is spread across a wide range of financial companies including insurance, securitisation vehicles, financial intermediaries including broker dealers and central counterparties (CCPs), financial guarantors - monolines and CDPCs - and funds comprising unleveraged, hedge and leveraged funds. The size of the Core portfolio has decreased marginally since 2011. Entities in this sector remain vulnerable to market shocks or contagion from the banking sector. Credit risk in these sectors is managed through the single name concentration, sector concentration and asset and product class frameworks, with specific sector and product caps in place where there is a perception of heightened credit risk, such as committed lending to banks, leveraged funds and insurance holding companies. The Group continues to develop its risk appetite framework for CCPs to reflect increased activity with these entities driven by regulatory requirements. The Group is also managing down its exposures to monolines and CDPCs with the aim of exiting these portfolios.

•
The Group's exposure to property and construction sector decreased by £11 billion, principally in commercial real estate lending. The majority of the Group's Core property exposure is within UK Corporate (73%). In relation to property exposure, the UK Corporate and Ulster Bank divisions saw further deterioration in asset quality during the year.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Sector concentration (continued)

Key points (continued)
•
Retail, wholesale and repairs sector decreased by £4 billion, reflecting de-leveraging of customers in the retail sector. Manufacturing exposure reduced by £9 billion primarily reflecting Non-Core reductions.

•
Transport and storage includes the Group's shipping exposures of £11 billion which comprises asset-backed exposures to ocean-going vessels. Excluding the impact of foreign exchange movements, the Group's exposure to the shipping sector decreased marginally during the year. Conditions remained poor across the major shipping market segments in 2012, with low charter rates and vessel values.  A key protection for the Group is the minimum security covenant which is tested each quarter on an individual vessel basis to ensure prompt remedial action is taken if values fall significantly below agreed loan coverage ratios. There was an increase in the number of clients suffering liquidity issues or failing to meet their minimum security covenant and a commensurate rise in referrals to the Group's heightened monitoring process and GRG ('watchlist red'). As at 31 December 2012, 20% of the Group's exposure was classified as watchlist red. The Group's exposure to the shipping sector (including shipping related infrastructure) declined by 3.5% in 2012 as a result of amortisation and foreign exchange movements. At 31 December 2012, £0.7 billion of loans were included in risk elements in lending with an associated provision of £0.2 billion and impairment charge of £0.1 billion for 2012.

•	Within lending:
○
UK Retail increased its lending to homeowners by £4.1 billion, including first-time buyers, reflecting the impact of the UK government's Funding for Lending Scheme (FLS); unsecured lending balances fell.

○
UK Corporate lending decreased by £3.8 billion, reflecting a combination of customer deleveraging with low business confidence and portfolio de-risking, particularly in commercial real estate, which fell by £3.5 billion. Other sectors in aggregate were broadly flat.

○
Non-Core continued to make significant progress on its balance sheet strategy by reducing  lending by £24 billion across all sectors, principally property and construction, where commercial real estate lending decreased by £9.4 billion, reflecting repayments and asset sales.

•	For further discussion on debt securities and derivatives, see pages 194 and 200 respectively.

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)

Asset quality: Group
The table below analyses the Group's financial assets excluding debt securities by internal asset quality (AQ) ratings. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 196.

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
		Reverse Repos	Derivative cash collateral	Other	Total	Reverse Repos	Derivative cash collateral	Other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	78,039	17,806	3,713	10,913	32,432	42,963	15,022	39,734	97,719	2,671	100,652	63,785	8,113	383,411
AQ2	12	3,556	4,566	526	8,648	710	704	13,101	14,515	185	108,733	20,333	2,810	155,236
AQ3	1,156	5,703	2,241	2,757	10,701	2,886	3,917	25,252	32,055	539	152,810	23,727	7,431	228,419
AQ4	100	6,251	1,761	2,734	10,746	14,079	2,144	104,060	120,283	1,202	58,705	40,196	5,736	236,968
AQ5	-	1,183	469	787	2,439	8,163	679	92,147	100,989	659	13,244	28,165	2,598	148,094
AQ6	-	282	39	357	678	86	50	40,096	40,232	73	2,175	13,854	1,380	58,392
AQ7	-	2	-	236	238	1,133	12	36,223	37,368	191	3,205	19,219	1,275	61,496
AQ8	-	-	-	68	68	4	2	12,812	12,818	8	262	5,688	185	19,029
AQ9	1	-	-	93	93	23	7	17,431	17,461	137	1,360	1,363	95	20,510
AQ10	-	-	-	-	-	-	-	807	807	1	772	1,454	238	3,272
Past due	-	-	-	-	-	-	249	10,285	10,534	999	-	-	-	11,533
Impaired	-	-	-	134	134	-	-	38,365	38,365	-	-	-	-	38,499
Impairment provision	-	-	-	(114)	(114)	-	-	(21,148)	(21,148)	-	-	-	-	(21,262)

	79,308	34,783	12,789	18,491	66,063	70,047	22,786	409,165	501,998	6,665	441,918	217,784	29,861	1,343,597

Risk and balance sheet management (continued)

Credit risk: Financial assets: Asset quality: Core

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
		Reverse Repos	Derivative cash collateral	Other	Total	Reverse Repos	Derivative cash collateral	Other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	78,003	17,806	3,713	10,466	31,985	42,963	15,022	32,337	90,322	2,671	99,882	62,440	7,822	373,125
AQ2	12	3,556	4,566	521	8,643	710	704	10,551	11,965	185	108,107	20,207	2,792	151,911
AQ3	1,046	5,703	2,241	2,738	10,682	2,886	3,917	21,688	28,491	539	152,462	23,392	7,419	224,031
AQ4	100	6,251	1,761	2,729	10,741	14,079	2,144	99,771	115,994	1,202	57,650	39,832	5,648	231,167
AQ5	-	1,183	469	785	2,437	8,163	679	87,429	96,271	659	12,082	27,501	2,508	141,458
AQ6	-	282	39	356	677	86	50	36,891	37,027	73	1,476	13,140	1,353	53,746
AQ7	-	2	-	186	188	1,133	12	32,032	33,177	191	2,536	17,824	949	54,865
AQ8	-	-	-	68	68	4	2	10,731	10,737	8	247	5,607	146	16,813
AQ9	1	-	-	93	93	-	7	14,979	14,986	137	979	1,088	93	17,377
AQ10	-	-	-	-	-	-	-	684	684	1	448	832	149	2,114
Past due	-	-	-	-	-	-	249	9,528	9,777	991	-	-	-	10,768
Impaired	-	-	-	133	133	-	-	17,418	17,418	-	-	-	-	17,551
Impairment provision	-	-	-	(113)	(113)	-	-	(9,949)	(9,949)	-	-	-	-	(10,062)

	79,162	34,783	12,789	17,962	65,534	70,024	22,786	364,090	456,900	6,657	435,869	211,863	28,879	1,284,864

Risk and balance sheet management (continued)

Credit risk: Financial assets: Asset quality: Non-Core

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
		Reverse Repos	Derivative cash collateral	Other	Total	Reverse Repos	Derivative cash collateral	Other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	36	-	-	447	447	-	-	7,397	7,397	-	770	1,345	291	10,286
AQ2	-	-	-	5	5	-	-	2,550	2,550	-	626	126	18	3,325
AQ3	110	-	-	19	19	-	-	3,564	3,564	-	348	335	12	4,388
AQ4	-	-	-	5	5	-	-	4,289	4,289	-	1,055	364	88	5,801
AQ5	-	-	-	2	2	-	-	4,718	4,718	-	1,162	664	90	6,636
AQ6	-	-	-	1	1	-	-	3,205	3,205	-	699	714	27	4,646
AQ7	-	-	-	50	50	-	-	4,191	4,191	-	669	1,395	326	6,631
AQ8	-	-	-	-	-	-	-	2,081	2,081	-	15	81	39	2,216
AQ9	-	-	-	-	-	23	-	2,452	2,475	-	381	275	2	3,133
AQ10	-	-	-	-	-	-	-	123	123	-	324	622	89	1,158
Past due	-	-	-	-	-	-	-	757	757	8	-	-	-	765
Impaired	-	-	-	1	1	-	-	20,947	20,947	-	-	-	-	20,948
Impairment provision	-	-	-	(1)	(1)	-	-	(11,199)	(11,199)	-	-	-	-	(11,200)

	146	-	-	529	529	23	-	45,075	45,098	8	6,049	5,921	982	58,733

Risk and balance sheet management (continued)

Credit risk: Financial assets: Asset quality (continued)

	Cash and balances at central banks			Settlement balances and other financial assets	Derivatives	Commit- ments	Contingent liabilities	Total
		Loans and advances
		Banks (1)	Customers
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Total
AQ1	78,692	74,279	114,424	5,152	482,053	75,356	14,076	844,032
AQ2	342	1,881	15,810	93	8,177	24,269	3,154	53,726
AQ3	223	1,981	34,017	546	10,827	23,471	4,427	75,492
AQ4	19	1,612	108,262	760	14,421	40,071	5,847	170,992
AQ5	90	1,261	118,056	124	6,516	34,593	4,301	164,941
AQ6	9	188	50,428	46	2,221	17,153	1,662	71,707
AQ7	8	432	33,218	13	2,393	19,163	1,037	56,264
AQ8	7	30	12,622	19	1,252	4,159	276	18,365
AQ9	5	83	16,429	324	1,150	2,286	943	21,220
AQ10	1	164	784	6	1,047	2,354	221	4,577
Past due	-	2	11,591	1,623	-	-	-	13,216
Impaired	-	137	39,921	414	-	-	-	40,472
Impairment provision	-	(123)	(20,551)	(26)	-	-	-	(20,700)

	79,396	81,927	535,011	9,094	530,057	242,875	35,944	1,514,304

Core

AQ1	78,634	73,689	95,691	5,034	478,177	69,220	13,249	813,694
AQ2	342	1,877	14,158	91	7,500	23,404	3,122	50,494
AQ3	56	1,967	30,546	546	10,360	22,319	4,354	70,148
AQ4	18	1,557	101,646	759	13,475	38,808	5,655	161,918
AQ5	90	1,256	110,911	124	5,087	33,226	4,092	154,786
AQ6	9	140	44,012	46	1,987	16,118	1,634	63,946
AQ7	8	432	28,953	13	796	17,514	949	48,665
AQ8	7	20	10,608	19	666	4,068	236	15,624
AQ9	5	83	11,938	276	592	1,769	898	15,561
AQ10	1	164	478	6	339	1,274	180	2,442
Past due	-	2	10,047	1,623	-	-	-	11,672
Impaired	-	136	16,457	413	-	-	-	17,006
Impairment provision	-	(122)	(9,065)	(25)	-	-	-	(9,212)

	79,170	81,201	466,380	8,925	518,979	227,720	34,369	1,416,744

For the note to this table refer to page 193.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Asset quality (continued)

	Cash and balances at central banks			Settlement balances and other financial assets	Derivatives	Commit- ments	Contingent liabilities	Total
		Loans and advances
		Banks (1)	Customers
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core
AQ1	58	590	18,733	118	3,876	6,136	827	30,338
AQ2	-	4	1,652	2	677	865	32	3,232
AQ3	167	14	3,471	-	467	1,152	73	5,344
AQ4	1	55	6,616	1	946	1,263	192	9,074
AQ5	-	5	7,145	-	1,429	1,367	209	10,155
AQ6	-	48	6,416	-	234	1,035	28	7,761
AQ7	-	-	4,265	-	1,597	1,649	88	7,599
AQ8	-	10	2,014	-	586	91	40	2,741
AQ9	-	-	4,491	48	558	517	45	5,659
AQ10	-	-	306	-	708	1,080	41	2,135
Past due	-	-	1,544	-	-	-	-	1,544
Impaired	-	1	23,464	1	-	-	-	23,466
Impairment provision	-	(1)	(11,486)	(1)	-	-	-	(11,488)

	226	726	68,631	169	11,078	15,155	1,575	97,560

Note:
(1)	Excluding items in the course of collection from other banks of £1,470 million.

Key points
•
In 2012, the Group implemented material updates to certain models, including those used for sovereign and financial institution counterparties, to incorporate more recent data and reflect new regulatory requirements applicable to wholesale internal ratings based modelling. This has resulted in ratings migration from AQ1, primarily to AQ2-AQ5.  The Group had modified various risk frameworks, including risk appetite framework and latent loss assessment in anticipation of   these changes. Further updates, primarily of models used for the corporate counterparties, are planned for 2013. The AQ composition of the corporate portfolio has not changed materially during the year.

•
Loans and advances to banks: AQ1 balances decreased by £41.8 billion reflecting the balance sheet reduction, mainly in Markets and also the impact of model changes which resulted in certain counterparties moving to lower AQ bands, primarily to AQ2-AQ4, which increased by £6.8 billion, £8.7 billion and £9.1 billion respectively.

•
Loans and advances to customers: Lower internal ratings due to model changes resulted in balances shifting from AQ1 to lower bands. The decrease in AQ5 and AQ6 balances is in line with the overall balance sheet reduction.

•
Derivatives: Balance sheet reductions in Markets and model updates resulted in decrease in AQ1 balances. Increase in AQ2-AQ4 balances reflects the re-grading of counterparties previously included in AQ1.

•
Impaired and past due assets, net of impairment provisions, comprise 37% of Non-Core balances. Continued weakness in commercial real estate market overall and difficult conditions in Ireland are significant contributors to this.

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)
Debt securities
IFRS measurement classification by issuer
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS (1)
	UK	US	Other
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	7,692	17,349	27,195	2,243	21,876	2,015	78,370	18,619
Designated as at fair value	-	-	123	86	610	54	873	516
Available-for-sale (AFS)	9,774	19,046	16,155	8,861	23,890	3,167	80,893	30,743
Loans and receivables	5	-	-	365	3,728	390	4,488	3,707

Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624	53,585

Of which US agencies	-	5,380	-	-	21,566	-	26,946	24,828

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)	(17)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176	764
Gross unrealised losses	-	(1)	(14)	(509)	(1,319)	(4)	(1,847)	(1,817)

31 December 2011

Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Note:
(1)	Asset-backed securities.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Debt securities (continued)

AFS reserves by issuer
The table below analyses available-for-sale (AFS) debt securities and related reserves, gross of tax.

	31 December 2012				31 December 2011
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Government (2)	9,774	19,046	16,155	44,975	13,436	20,848	25,552	59,836
Banks	1,085	357	7,419	8,861	1,391	376	11,408	13,175
Other financial institutions	2,861	10,613	10,416	23,890	3,100	17,453	11,199	31,752
Corporate	1,318	719	1,130	3,167	1,105	131	1,299	2,535

Total	15,038	30,735	35,120	80,893	19,032	38,808	49,458	107,298

Of which ABS	3,558	14,209	12,976	30,743	3,659	20,256	16,820	40,735

AFS reserves (gross)	667	763	(1,277)	153	845	486	(1,815)	(484)

Notes:
(1)	Includes eurozone countries as detailed in the Country risk section of this report (page 243).
(2)	Includes central and local government.

Key points
•
Debt securities decreased by £44.5 billion or 21% during the year, principally due to a reduction of £26.4 billion in available-for-sale (AFS) across the Group and £16.7 billion of HFT positions within Markets reflecting a combination of de-risking strategies and active balance sheet management.

•	HFT: The £16.7 billion decrease comprised £13.3 billion of central and local government, £1.3 billion of financial institutions, £1.2 billion of banks and £0.9 billion of corporate:
○
Decrease in UK and US government bonds of £1.3 billion and £2.3 billion respectively reflected maturities and disposals in line with Markets balance sheet management strategy and unwinding of positions.

	○	Reduction in other government bonds principally French, Italian, Swiss and Japanese, was partially offset by moves to German and Belgian bonds.
•
AFS: Decreased by £26.4 billion, comprising £14.9 billion of central and local government, other financial institutions £7.8 billion, banks £4.3 billion and offset by an increase in corporate of £0.6 billion:

	○	UK and US government bonds fell by £3.7 billion and £1.8 billion respectively, primarily due to disposals.
	○	Group Treasury reduced its liquidity portfolio, reflecting smaller balance sheet, resulting in lower government bonds primarily German and French (£6.0 billion)
	○	Japanese government bonds fell by £2.2 billion as smaller collateral was required following a change in clearing status from direct (self-clearing) to agency.
○
Reduction in ABS: US agency decrease reflected maturities and disposals in light of favourable market conditions in the US, Markets, and US Retail & Commercial; and Non-Core strategic reductions also contributed to the decrease in bonds issued by financial institutions.

○
Bank bonds decreased by £4.3 billion of which £1.7 billion related to Spanish covered bonds reflecting disposals by Group Treasury, and lower positions in Australian and German securities reflected the close out of positions and maturities, respectively.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Debt securities (continued)

Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor's, Moody's and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Total	Of which ABS
	UK	US	Other
31 December 2012	£m	£m	£m	£m	£m	£m	£m	%	£m

AAA	17,471	31	17,167	2,304	11,502	174	48,649	30	10,758
AA to AA+	-	36,357	7,424	1,144	26,403	750	72,078	44	28,775
A to AA-	-	6	11,707	2,930	3,338	1,976	19,957	12	2,897
BBB- to A-	-	-	6,245	4,430	4,217	1,643	16,535	10	7,394
Non-investment grade	-	-	928	439	3,103	614	5,084	3	2,674
Unrated	-	1	2	308	1,541	469	2,321	1	1,087

	17,471	36,395	43,473	11,555	50,104	5,626	164,624	100	53,585

31 December 2011

AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Key points
•
AAA rated debt securities decreased as France and Austria were downgraded to AA+ in the first half of the year and also reflected the Group's reduced holdings of UK government bonds.  Additionally, certain Spanish covered bonds were downgraded in H1 2012.

•	The decrease in A to AA- debt securities related to downgrades of Italy and Spain to BBB+ and BBB- respectively, in H1 2012, along with a downgrade of selected banks.

•	Non-investment grade and unrated debt securities decreased by £2.2 billion and accounted for 4% of the portfolio.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Debt securities (continued)

Asset-backed securities
The table below summarises the rating levels of ABS carrying values.
	RMBS
	Government sponsored or similar (1)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS	CDOs	CLOs	ABS covered bond	ABS other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	2,454	2,854	1,487	11	639	396	92	1,181	165	1,479	10,758
AA to AA+	23,692	613	88	26	102	2,551	7	887	340	469	28,775
A to AA-	201	302	275	33	155	808	74	146	20	883	2,897
BBB- to A-	990	53	141	86	4,698	441	32	291	8	654	7,394
Non-investment grade (2)	20	641	454	330	136	304	421	133	-	235	2,674
Unrated (3)	-	108	8	298	-	23	94	388	-	168	1,087

	27,357	4,571	2,453	784	5,730	4,523	720	3,026	533	3,888	53,585

Of which in Non-Core	-	651	404	154	-	780	494	2,228	-	850	5,561

31 December 2011

AAA	4,169	3,599	1,488	105	2,595	647	135	2,171	625	1,622	17,156
AA to AA+	29,252	669	106	60	379	710	35	1,533	321	550	33,615
A to AA-	131	506	110	104	2,567	1,230	161	697	100	725	6,331
BBB- to A-	-	39	288	93	1,979	333	86	341	-	1,321	4,480
Non-investment grade (2)	21	784	658	396	-	415	1,370	176	-	672	4,492
Unrated (3)	-	148	29	146	-	56	170	423	-	263	1,235

	33,573	5,745	2,679	904	7,520	3,391	1,957	5,341	1,046	5,153	67,309

Of which in Non-Core	-	837	477	308	-	830	1,656	4,227	-	1,861	10,196

Notes:
(1)	Includes US agency and Dutch government guaranteed securities.
(2)
Includes HFT £1,177 million (31 December 2011 - £1,682 million), DFV £7 million (31 December 2011 - nil), AFS £1,173 million (31 December 2011 - £2,056 million) and LAR £317 million (31 December 2011 - £754 million).

(3)	Includes HFT £808 million (31 December 2011 - £804 million), AFS £149 million (31 December 2011 - £249 million) and LAR £130 million (31 December 2011 - £182 million).

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)
Equity shares
The table below analyses holdings of equity shares for Eurozone countries and other countries with balances more than £100 million holdings of equity shares by country, issuer and measurement classification. The HFT portfolios in Markets comprise positions in the Markets Derivative Products Solutions business primarily for economic hedging of liabilities including debt issuances and equity derivatives. The AFS portfolios include  capital stock in the Federal Home Loans Bank (a government sponsored entity, included in Other FI) and the Federal Reserve Bank together £0.7 billion, that US Retail & Commercial are required to hold and a number of individually small holdings in unlisted companies, mainly acquired through loan renegotiations in GRG.

	31 December 2012
	HFT/DFV (1)				AFS
Countries	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Total £m	AFS reserves £m	HFT short positions £m

Ireland	-	126	47	173	-	17	-	17	190	-	(3)
Spain	18	-	110	128	-	-	33	33	161	(41)	-
Italy	7	1	33	41	-	5	-	5	46	-	(15)
Greece	-	-	6	6	-	-	-	-	6	-	-
Portugal	-	-	5	5	-	-	-	-	5	-	-

Eurozone periphery	25	127	201	353	-	22	33	55	408	(41)	(18)

Netherlands	20	197	465	682	-	-	156	156	838	(19)	(21)
France	10	75	142	227	-	1	104	105	332	23	(10)
Luxembourg	14	196	77	287	-	6	3	9	296	1	(1)
Germany	33	1	106	140	-	-	-	-	140	-	(54)
Belgium	-	23	6	29	-	3	-	3	32	1	(1)
Other	18	3	110	131	-	-	-	-	131	-	(14)

Total eurozone	120	622	1,107	1,849	-	32	296	328	2,177	(35)	(119)

Countries
US	208	619	2,663	3,490	307	419	-	726	4,216	7	(132)
UK	372	163	2,648	3,183	35	51	155	241	3,424	73	(35)
Japan	24	67	973	1,064	-	2	-	2	1,066	-	(1)
South Korea	32	72	880	984	-	-	-	-	984	-	-
China	331	147	357	835	-	14	3	17	852	7	(3)
India	29	68	220	317	-	-	-	-	317	-	-
Taiwan	2	31	259	292	-	-	-	-	292	-	(11)
Australia	77	45	159	281	-	-	-	-	281	-	(17)
Canada	14	25	200	239	-	-	2	2	241	2	(277)
Hong Kong	2	81	97	180	-	-	4	4	184	2	-
Russia	16	4	158	178	-	-	-	-	178	-	-
Romania	-	123	-	123	-	-	-	-	123	-	-
MDB and supranationals (3)	-	-	156	156	-	-	-	-	156	-	-
Other	74	50	567	691	-	37	18	55	746	28	(16)

Total	1,301	2,117	10,444	13,862	342	555	478	1,375	15,237	84	(611)

For the notes to this table refer to page 199.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Equity shares (continued)

	31 December 2011
	HFT/DFV (1)				AFS
Countries	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Total £m	AFS reserves £m	HFT short positions £m

Ireland	-	7	208	215	-	6	-	6	221	-	(4)
Spain	55	2	75	132	-	-	72	72	204	(4)	(16)
Italy	11	1	51	63	-	5	-	5	68	-	(4)
Greece	-	1	2	3	-	-	-	-	3	-	(22)
Portugal	-	-	-	-	-	-	5	5	5	-	(1)

Eurozone periphery	66	11	336	413	-	11	77	88	501	(4)	(47)

Netherlands	1	67	671	739	-	55	-	55	794	(76)	(82)
France	12	15	117	144	3	2	97	102	246	20	(62)
Luxembourg	-	201	90	291	383	3	-	386	677	17	-
Germany	23	4	114	141	-	-	-	-	141	-	(186)
Belgium	2	8	4	14	-	15	1	16	30	10	(10)
Other	18	15	102	135	-	-	-	-	135	-	(58)

Total eurozone	122	321	1,434	1,877	386	86	175	647	2,524	(33)	(445)

Countries
US	120	97	1,442	1,659	323	575	52	950	2,609	128	(544)
UK	420	217	2,785	3,422	33	215	64	312	3,734	40	(145)
Japan	43	82	1,289	1,414	-	1	-	1	1,415	-	(3)
South Korea	2	47	299	348	-	-	-	-	348	-	(3)
China	510	228	637	1,375	-	13	-	13	1,388	4	(6)
India	35	14	314	363	-	-	-	-	363	-	-
Taiwan	2	37	226	265	-	-	-	-	265	-	(4)
Australia	95	90	406	591	-	-	14	14	605	2	(219)
Canada	-	4	148	152	-	-	2	2	154	2	(449)
Hong Kong	10	45	100	155	-	-	3	3	158	(2)	(2)
Russia	30	-	215	245	-	-	-	-	245	-	(2)
Romania	1	45	-	46	-	-	-	-	46	-	-
MDB and supranationals (3)	-	-	233	233	-	-	-	-	233	-	-
Other	86	381	600	1,067	-	3	31	34	1,101	26	(158)

Total	1,476	1,608	10,128	13,212	742	893	341	1,976	15,188	167	(1,980)

Notes:
(1)
Designated as at fair value through profit or loss (DFV) balances are £533 million (31 December 2011 - £773 million) of which nil banks (31 December 2011 - nil), £61 million other financial institutions (31 December 2011 - £81 million) and £472 million corporate (31 December 2011 - £692 million).

(2)	Other financial institutions including government sponsored entities (GSEs).
(3)	MDB - Multilateral development banks.

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)

Derivatives
Summary
The table below analyses the fair value of the Group's derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group's balance sheet under IFRS.
	31 December 2012
	Notional (1)							31 December 2011
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	5,144	10,395	11,343	6,601	33,483	363,453	345,565	38,727	422,553	406,784
Exchange rate	370	1,987	716	1,625	4,698	63,068	70,481	4,482	74,526	81,022
Credit	4	320	202	27	553	11,005	10,353	1,054	26,836	26,743
Other (3)	18	50	27	16	111	4,392	7,941	123	6,142	9,560

						441,918	434,340		530,057	524,109
Counterparty mtm netting						(373,906)	(373,906)		(441,626)	(441,626)
Cash collateral						(34,099)	(24,633)		(37,222)	(31,368)
Securities collateral						(5,616)	(8,264)		(5,312)	(8,585)

						28,297	27,537		45,897	42,530

Notes:
(1)
Exchange traded contracts were £2,497 billion, principally interest rate. Trades are generally closed out daily hence mark-to-market was insignificant (assets - £41 million; liabilities - £255 million).

(2)	Interest rate notional includes £15,864 billion (31 December 2011 - £16,377 billion) relating to contracts with central clearing houses.
(3)	Comprises equity and commodity derivatives.

Key points
•
Net exposure, after taking account of position and collateral netting arrangements, decreased by 38% (liabilities decreased by 35%) due to lower derivative fair values, driven by market movements, including foreign exchange rates and increased use of compression cycles.

•
Interest rate contracts decreased due to the increased use of compression cycles reflecting a greater number of market participants and hence trade-matching and the effect of exchange rate movements. This was partially offset by downward shifts in interest rate yields.

•
The decrease in exchange rate contracts reflected the impact of exchange rate movements and trade maturities. This was partially offset by higher trade volumes reflecting hedge funds taking advantage of market uncertainty.

•	Credit derivatives decreased due to a managed risk reduction and an increase in trades compressed through compression cycles.

Derivative fair values are driven by complex factors such as changes in foreign exchange rates, interest rates, credit default swap spreads and other underlying rates. At 31 December 2012, derivative fair values were in a net asset position of £7.6 billion. More specifically:
•
Group Treasury issues long term fixed rate debt that is hedged with floating rate interest rate swaps and also uses swaps to hedge fixed rate indefinite maturity liabilities such as equity and customer accounts. As interest rates have fallen over recent years the fair value of these swaps has increased. This net asset position is mirrored by the net liability position relating to the difference between the fair value and carrying value on fixed rate loans and current accounts.

•
Within Markets the hedging of issued notes, more exotic derivatives and long dated zero coupon inflation structures have led to a positive fair value which is not offset by other derivatives or hedges.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Derivatives (continued)

Credit derivatives
The Group trades credit derivatives as part of its client led business and to mitigate credit risk. The Group's credit derivative exposures relating to proprietary trading are minimal. The table below analyses the Group's bought and sold protection.

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
Group	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Client-led trading & residual risk	250.7	240.7	3.4	3.1	401.0	390.5	17.0	16.5
Credit hedging - banking book (1)	5.4	0.4	0.1	-	15.6	4.7	0.1	0.1
Credit hedging - trading book
- rates	9.4	5.8	0.1	0.1	21.2	17.1	0.9	1.7
- credit and mortgage markets	22.4	16.0	0.9	0.7	42.9	28.4	2.3	1.7
- other	1.4	0.6	-	-	0.9	0.1	-	-

Total excluding APS	289.3	263.5	4.5	3.9	481.6	440.8	20.3	20.0
APS	-	-	-	-	131.8	-	(0.2)	-

	289.3	263.5	4.5	3.9	613.4	440.8	20.1	20.0

Core

Client-led trading	231.4	228.4	3.0	2.7	371.0	369.4	14.6	14.0
Credit hedging - banking book	1.7	-	-	-	2.2	1.0	-	0.1
Credit hedging - trading book
- rates	7.8	4.6	0.1	0.1	19.9	16.2	0.9	1.7
- credit and mortgage markets	13.9	13.6	0.2	0.2	4.6	4.0	0.3	0.2
- other	1.3	0.5	-	-	0.7	0.1	-	-

	256.1	247.1	3.3	3.0	398.4	390.7	15.8	16.0

Non-Core

Residual risk	19.3	12.3	0.4	0.4	30.0	21.1	2.4	2.5
Credit hedging - banking book (1)	3.7	0.4	0.1	-	13.4	3.7	0.1	-
Credit hedging - trading book
- rates	1.6	1.2	-	-	1.3	0.9	-	-
- credit and mortgage markets	8.5	2.4	0.7	0.5	38.3	24.4	2.0	1.5
- other	0.1	0.1	-	-	0.2	-	-	-

	33.2	16.4	1.2	0.9	83.2	50.1	4.5	4.0

By counterparty

Central government (APS)	-	-	-	-	131.8	-	(0.2)	-
Monoline insurers	4.6	-	0.4	-	8.6	-	0.6	-
CDPCs (2)	21.0	-	0.2	-	24.5	-	0.9	-
Banks	127.2	128.6	2.3	2.8	204.1	202.1	8.5	10.2
Other financial institutions	135.8	134.9	1.4	1.1	234.8	231.6	10.5	9.5
Corporates	0.7	-	0.2	-	9.6	7.1	(0.2)	0.3

	289.3	263.5	4.5	3.9	613.4	440.8	20.1	20.0

Notes:
(1)	Credit hedging in the banking book principally relates to portfolio management in Non-Core.
(2)	Credit derivative product company.

Risk and balance sheet management (continued)

Credit risk: (continued)

Problem debt management
While the principles of identifying, managing and providing for problem debts are broadly similar for wholesale and retail customers, the procedures differ based on the nature of the assets, as discussed below.

Renegotiations and forbearance
Loan modifications take place in a variety of circumstances including but not limited to a customer's current or potential credit deterioration. Where the contractual payment terms of a loan have been changed because of the customer's financial difficulties, it is classified as 'renegotiated' in the wholesale portfolio and as 'forbearance' in the retail portfolio.

Wholesale renegotiations
As part of the Group's problem debt management process, a number of renegotiation options are available when a wholesale customer is facing financial difficulties and corrective action is deemed necessary. The vast majority of wholesale loan renegotiations take place within GRG. However, within its early problem management framework, the Group may agree various remedial measures with customers whose loans are performing but who are experiencing temporary financial difficulties.

Asset quality
The data presented in the tables below include loans renegotiated during 2011 and 2012 which individually exceed thresholds set at divisional level, ranging from nil to £10 million. This population captures approximately 68% of that proportion of the wholesale portfolio which is either on Watchlist or under GRG stewardship. We continue to refine our approach relating to renegotiated loans and as part of the 2012 review, the amounts in-progress and completed renegotiations relating to 2011 have been revised.

The table below shows the value of loans (excluding loans where the Group has initiated recovery procedures) where renegotiations were completed during the year and, sets out related internal asset quality bands, sector breakdowns and renegotiation types.

	31 December 2012			31 December 2011 (revised)
	Performing £m	Non- Performing £m	Non- performing provisions coverage %	Performing £m	Non- Performing £m	Non- performing provisions coverage %

Sector
Property	1,954	3,288	18	2,166	3,215	25
Transport	832	99	23	771	670	10
Telecommunications, media and technology	237	341	46	57	33	30
Retail and leisure	487	111	34	331	433	10
Other (1)	792	245	28	893	792	42

	4,302	4,084	22	4,218	5,143	25

Note:
(1)	SME business within Wealth is now reported within Wholesale forbearance.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: Wholesale renegotiations (continued)
Renegotiation arrangements
The table below analyses the incidence of the main types of renegotiation by loan value.

Arrangement type	31 December 2012%	31 December 2011 (revised) %

Variation in margin	9	12
Payment concessions and loan rescheduling	69	92
Forgiveness of all or part of the outstanding debt	29	33
Other (2)	20	9

Note:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.
(2)
Main types of "other" concessions include formal "standstill" agreements, release of security and amendments to negative pledge.  2012 saw the completion of a small number of material standstill agreements, accounting for the higher proportion of the "Other" modification type.

Key points
●
Renegotiations completed during 2012, subject to thresholds as explained above, were £8.4 billion (31 December 2011 - £9.4 billion). The volume of renegotiations continues at a high level as difficult economic conditions persist in the UK and Ireland, particularly in real estate markets and the Group continues its active problem debt management. Renegotiations are likely to remain significant: at 31 December 2012 loans totalling £13.7 billion (31 December 2011 - £11.7 billion) were in the process of being renegotiated but had not yet reached legal completion (these loans are not included in the tables above). Of these 69% were non-performing loans, with an associated provision coverage of 32%, and 31% were performing loans. The principal types of arrangements being offered include variation in margin, payment concessions and loan rescheduling and forgiveness of all or part of the outstanding debt.

●	Loans renegotiated during 2011 and 2012 outstanding at 31 December 2012 were £17.7 billion, of which £9.3 billion relates to arrangements completed during 2011.

●	Additional provisions charged during 2012 relating to loans renegotiated during 2011 totalled £0.2 billion and provision coverage of those loans at 31 December 2012 was 25%.

●	Of the loans renegotiated by the GRG during 2011 and 2012 (£14.5 billion), 6% had been returned to satisfactory by 31 December 2012.

●
Renegotiated loans disclosed in the table above may have been subject of one or more covenants waivers or modifications. In addition loans totalling £3.5 billion were granted financial covenant concessions only during the year. Such loans are not included in the table above as these concessions do not affect a loan's contractual cash flows.

●
Year-on-year analysis of renegotiated loans may be skewed by individual material cases reaching legal completion during a given year. This is particularly relevant when comparing the value of renegotiations completed in the property and transport sectors in 2012 with previous years.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: Wholesale renegotiations (continued)

Key points
●
In 2012 renegotiations were more prevalent in the Group's most significant corporate sectors and in those industries experiencing difficult markets, notably property and transport as the Group seeks to support viable customers. The majority of renegotiations granted to borrowers in the property sector were payment concessions and loan rescheduling. During 2012 there has been an increase in the number of renegotiations in the shipping sector as poor economic conditions persist.

●	84% of 'completed' and 93% of 'in progress' renegotiated cases were managed by GRG.

●
Provisions for the non-performing loans disclosed above are individually assessed and renegotiations are taken into account when determining the level of provision. The provision coverage is affected by the timing of write-offs and provisions. In some cases loans are fully or partially written off on the completion of a renegotiation. Non-performing renegotiated loans also include loans against which no provision is held and where these cases are large they can have a significant impact on the provision coverage within a specific sector.

Retail forbearance
Arrears status and provisions
The mortgage arrears information for retail accounts in forbearance, related provision and type of arrangements are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 December 2012
UK Retail (1,2)	4,006	20	388	16	450	64	4,844	100	4.9
Ulster Bank (1,2)	915	100	546	60	527	194	1,988	354	10.4
RBS Citizens (3)	-	-	179	25	160	10	339	35	1.6
Wealth (4)	38	-	-	-	7	-	45	-	0.5

	4,959	120	1,113	101	1,144	268	7,216	489	4.9

31 December 2011

UK Retail (1,2)	3,677	16	351	13	407	59	4,435	88	4.7
Ulster Bank (1,2)	893	78	516	45	421	124	1,830	247	9.1
RBS Citizens (3)	-	-	91	10	89	10	180	20	0.8
Wealth	121	-	-	-	2	-	123	-	1.3

	4,691	94	958	68	919	193	6,568	355	4.4

Notes:
(1)	Includes all forbearance arrangements whether relating to the customer's lifestyle changes or financial difficulty.
(2)	Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.
(3)	Forbearance stock reported at 31 December 2012 now includes home equity loans and lines as well as the residential mortgage portfolio.
(4)	SME business within Wealth is now reported within Wholesale forbearance.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: Retail forbearance (continued)

Forbearance arrangements
The incidence of the main types of retail forbearance on the balance sheet as at 31 December 2012 is analysed below. This includes forbearance arrangements agreed during 2012 and balance at the year end. For a small proportion of mortgages, more than one forbearance type applies.

	UK Retail	Ulster Bank	RBS Citizens (1)	Wealth (2)	Total (3)
31 December 2012	£m	£m	£m	£m	£m

Interest only conversions - temporary and permanent	1,220	924	-	6	2,150
Term extensions - capital repayment and interest only	2,271	183	-	27	2,481
Payment concessions	215	762	339	9	1,325
Capitalisation of arrears	932	119	-	-	1,051
Other	452	-	-	3	455

	5,090	1,988	339	45	7,462

31 December 2011

Interest only conversions - temporary and permanent	1,269	795	-	3	2,067
Term extensions - capital repayment and interest only	1,805	58	-	97	1,960
Payment concessions	198	876	180	-	1,254
Capitalisation of arrears	864	101	-	-	965
Other	517	-	-	23	540

	4,653	1,830	180	123	6,786

The table below shows forbearance agreed during 2012 analysed between performing and non-performing.
	UK Retail	Ulster Bank	RBS Citizens (1)	Wealth (2)	Total (3)
31 December 2012	£m	£m	£m	£m	£m

Performing forbearance in the year	1,809	2,111	88	18	4,026
Non-performing forbearance in the year	184	1,009	71	2	1,266

Total forbearance in the year (4)	1,993	3,120	159	20	5,292

Note:
(1)	Forbearance stock reported at 31 December 2012 now includes home equity loans and lines as well as the residential mortgage portfolio.
(2)	SME business within Wealth is now reported within Wholesale forbearance.
(3)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.
(4)	Includes all deals agreed during the year (new customers and renewals) regardless of whether they remain active at the year end.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: Retail forbearance (continued)

Key points

UK Retail
•
The reported numbers for forbearance in UK Retail capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress. The reported figures include stock dating back to 1 January 2008.

•
At 31 December 2012, stock levels of £4.8 billion represent 4.9% of the total mortgage assets; this represents a 9.2% increase in forbearance stock since 31 December 2011. Of these, approximately 83% were up-to-date with payments (compared with approximately 97% of the mortgage population not subject to forbearance activity). Forbearance flow has remained stable year on year.

•
The most frequently occurring forbearance types were term extensions (47% of assets subject to forbearance at 31 December 2012), interest only conversions (25%) and capitalisations of arrears (19%). The stock of cases subject to interest only conversions reflects legacy policy. In 2009, UK Retail ceased providing this type of forbearance treatment for customers in financial difficulty and no longer permits interest only conversions on residential mortgages where the customer is current on payments.

•	The provision cover on performing assets subject to forbearance was about five times that on assets not subject to forbearance.

Ulster Bank
•
The reported numbers for forbearance in Ulster Bank Group capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress. The reported figures include stock dating back to early 2009.

•
Ulster Bank Group continues to assist customers in the difficult economic environment. Mortgage forbearance treatments have been in place since 2009 and are aimed at assisting customers in financial difficulty. At 31 December 2012, 10.4% of total mortgage assets (£1.9 billion) were subject to a forbearance arrangement, an increase from 9.1% (£1.8 billion) at 31 December 2011. The majority of these forbearance arrangements were in the performing book (73%).

•
The majority of the forbearance arrangements offered by Ulster Bank currently are temporary concessions, accounting for 85% of assets subject to forbearance at 31 December 2012. These are offered for periods of one to three years and incorporate different levels of repayment based on the customer's ability to pay. The additional treatment options developed by Ulster Retail will lead to a shift to more long term arrangements over time.

•
Of these temporary forbearance types, the largest category at 31 December 2012 was interest only conversions, which accounted for 46% of total assets subject to forbearance. The other categories of temporary forbearance were payment concessions: reduced repayments (36%); and payment holidays (38%).

•	The flow by forbearance type remained stable when compared with 2011 was a modest reduction, 3%, in customers seeking assistance for the first time year on year.

•	The provision cover on performing assets subject to forbearance is approximately eight times higher than that on performing assets not subject to forbearance.

Risk and balance sheet management (continued)

Credit risk: Problem debt management (continued)

Risk elements in lending (REIL)
REIL, provisions and impairments
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by division.

Divisional analysis
					Credit metrics		Year-to-date
	Gross loans to		REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL
							Impairment charge	Amounts written-off
	Banks	Customers
31 December 2012	£m	£m	£m	£m	%	%	£m	£m

UK Retail	695	113,599	4,569	2,629	4.0	58	529	599
UK Corporate	746	107,025	5,452	2,432	5.1	45	836	514
Wealth	1,545	17,074	248	109	1.5	44	46	15
International Banking	4,827	42,342	422	391	1.0	93	111	445
Ulster Bank	632	32,652	7,533	3,910	23.1	52	1,364	72
US Retail & Commercial	435	51,271	1,146	285	2.2	25	83	391

Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	2,969	2,036
Markets	16,805	29,787	396	305	1.3	77	25	109
Direct Line Group and other	5,232	3,006	-	1	-	-	1	-

Core	30,917	396,756	19,766	10,062	5.0	51	2,995	2,145
Non-Core	477	56,343	21,374	11,200	37.9	52	2,320	2,121

Group	31,394	453,099	41,140	21,262	9.1	52	5,315	4,266

31 December 2011

UK Retail	628	110,659	4,599	2,678	4.2	58	788	823
UK Corporate	806	110,729	5,001	2,062	4.5	41	790	658
Wealth	2,422	16,913	211	81	1.2	38	25	11
International Banking	3,411	57,729	1,632	851	2.8	52	168	125
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,562	1,007	455	2.0	45	248	373

Retail & Commercial	9,554	381,644	17,973	8,876	4.7	49	3,403	2,114
Markets	29,991	31,490	414	311	1.3	75	-	23
Direct Line Group and other	3,829	929	-	-	-	-	-	-

Core	43,374	414,063	18,387	9,187	4.4	50	3,403	2,137
Non-Core	706	80,005	24,007	11,487	30.0	48	3,838	2,390

Group	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Key points

•
Total REIL decreased by £1.3 billion to £41.1 billion compared with December 2011 as improvements in International Banking and in Non-Core were partially offset by the continued increase in REIL in UK Corporate and Ulster Bank Core mortgage and corporate portfolios.

•	Non-Core REIL decreased by £2.6 billion or 11% reflecting a mixture of repayments and write-offs within UK Corporate, Markets and International Banking corporate portfolios.

•
Conditions in Ireland remain difficult and economic indicators continue to be weak, this is reflected in the Ulster Bank credit metrics with Core REIL increasing by £2.0 billion since 31 December 2011, primarily within mortgage and commercial real estate portfolios, to £7.5 billion and is now 23.1% of loans and advances to customers.  Impairments continue to outpace write-offs.

•
The provision coverage increased to 52% at 31 December 2012 from 49% at 31 December 2011 as the economic conditions remain challenging particularly in relation to Ulster Bank and commercial real estate portfolio's.

•
The impairment charge for 2012 of £5.3 billion was 27% lower than in 2011. The main drivers were lower impairment across Non-Core portfolios (down £1.5 billion or 40%) mainly as a result of lower impairments across Ulster Bank's commercial real estate portfolio (down £1.3 billion or 58%) and continued improvement across Core UK portfolios.

•              Commercial real estate lending metrics were as follows:

	Total		Non-Core
	31 December 2012	31 December 2011	31 December 2012	31 December 2011

Lending (gross)	£63.0bn	£74.8bn	£26.4bn	£34.3bn
Of which REIL	£22.1bn	£22.9bn	£17.1bn	£18.8bn
Provisions	£10.1bn	£9.5bn	£8.3bn	£8.2bn
REIL as a % of gross loans to customers	35.1%	30.6%	64.8%	54.8%
Provisions as a % of REIL	46%	41%	49%	44%

Note:
(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core).

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Group
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and the related debt management by sector and geography (by location of lending office) for the Group, Core and Non-Core.

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %
								Impairment charge £m	Amounts written-off £m

	Government (1)	9,853	-	-	-	-	-	-	-
	Finance	42,198	592	317	1.4	54	0.8	145	380
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	948	461
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	631	793
	Property	72,219	21,223	9,859	29.4	46	13.7	2,212	1,080
	Construction	8,049	1,483	640	18.4	43	8.0	94	182
	Manufacturing	23,787	755	357	3.2	47	1.5	134	203
	Finance leases (2)	13,609	442	294	3.2	67	2.2	44	263
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	230	176
	Transport and storage	18,341	834	336	4.5	40	1.8	289	102
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	144	100
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	176	102
	Utilities	6,631	118	21	1.8	18	0.3	(4)	-
	Other	30,057	2,177	1,240	7.2	57	4.1	323	395
	Latent	-	-	1,960	-	-	-	(74)	-

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	479	610
	- property	53,730	10,521	3,944	19.6	37	7.3	964	490
	- construction	6,507	1,165	483	17.9	41	7.4	100	158
	- other	122,029	3,729	2,611	3.1	70	2.1	674	823
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	526	50
	- personal lending	1,905	226	208	11.9	92	10.9	38	13
	- property	14,634	10,347	5,766	70.7	56	39.4	1,264	441
	- construction	1,132	289	146	25.5	51	12.9	(11)	12
	- other	27,424	4,451	2,996	16.2	67	10.9	817	539
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	298	377
	- personal lending	8,748	199	48	2.3	24	0.5	109	162
	- property	3,343	170	29	5.1	17	0.9	(11)	83
	- construction	388	8	1	2.1	13	0.3	-	12
	- other	29,354	352	630	1.2	179	2.1	(86)	149
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,061	1	1	0.1	100	0.1	5	8
	- property	512	185	120	36.1	65	23.4	(5)	66
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	12,187	316	179	2.6	57	1.5	2	210

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	Banks	31,394	134	114	0.4	85	0.4	23	29

For the notes to this table refer to page 214.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Group (continued)

					Credit metrics
	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %
								Impairment charge £m	Amounts written-off £m

	Government (1)	9,742	-	-	-	-	-	-	-
	Finance	51,870	1,062	726	2.0	68	1.4	89	87
Personal	- mortgages	149,273	5,270	1,396	3.5	26	0.9	1,076	516
	- unsecured	34,424	3,070	2,456	8.9	80	7.1	782	1,286
	Property	81,058	22,101	8,994	27.3	41	11.1	3,669	1,171
	Construction	9,869	1,943	761	19.7	39	7.7	140	244
	Manufacturing	28,639	913	525	3.2	58	1.8	227	215
	Finance leases (2)	14,499	794	508	5.5	64	3.5	112	170
	Retail, wholesale and repairs	24,378	1,067	549	4.4	51	2.3	180	172
	Transport and storage	22,058	606	154	2.7	25	0.7	78	43
	Health, education and leisure	17,492	1,192	502	6.8	42	2.9	304	98
	Hotels and restaurants	8,870	1,490	675	16.8	45	7.6	334	131
	Utilities	8,406	88	23	1.0	26	0.3	3	3
	Other	33,490	2,661	1,217	7.9	46	3.6	792	391
	Latent	-	-	2,065	-	-	-	(545)	-

		494,068	42,257	20,551	8.6	49	4.2	7,241	4,527

	of which:
	UK
	- residential mortgages	106,388	2,262	431	2.1	19	0.4	180	25
	- personal lending	22,008	2,717	2,209	12.3	81	10.0	645	1,007
	- property	60,041	11,147	3,837	18.6	34	6.4	1,411	493
	- construction	7,589	1,427	560	18.8	39	7.4	187	228
	- other	132,548	4,635	2,943	3.5	63	2.2	514	655
	Europe
	- residential mortgages	18,946	2,205	713	11.6	32	3.8	467	10
	- personal lending	2,464	209	180	8.5	86	7.3	25	126
	- property	16,384	10,314	4,947	63.0	48	30.2	2,296	504
	- construction	1,754	362	185	20.6	51	10.5	(62)	-
	- other	34,497	4,261	2,873	12.4	67	8.3	1,267	293
	US
	- residential mortgages	23,237	770	240	3.3	31	1.0	426	481
	- personal lending	8,441	143	66	1.7	46	0.8	112	153
	- property	3,783	329	92	8.7	28	2.4	(2)	139
	- construction	457	121	10	26.5	8	2.2	9	16
	- other	37,015	517	895	1.4	173	2.4	(175)	180
	RoW
	- residential mortgages	702	33	12	4.7	36	1.7	3	-
	- personal lending	1,511	1	1	0.1	100	0.1	-	-
	- property	850	311	118	36.6	38	13.9	(36)	35
	- construction	69	33	6	47.8	18	8.7	6	-
	- other	15,384	460	233	3.0	51	1.5	(32)	182

		494,068	42,257	20,551	8.6	49	4.2	7,241	4,527

	Banks	44,080	137	123	0.3	90	0.3	-	-

For notes to this table refer to page 214.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Core

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %
								Impairment charge £m	Amounts written-off £m

	Government (1)	8,485	-	-	-	-	-	-	-
	Finance	39,658	185	149	0.5	81	0.4	54	338
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	786	234
	- unsecured	31,247	2,717	2,306	8.7	85	7.4	568	718
	Property	43,602	4,672	1,674	10.7	36	3.8	748	214
	Construction	6,020	757	350	12.6	46	5.8	119	60
	Manufacturing	22,234	496	225	2.2	45	1.0	118	63
	Finance leases (2)	9,201	159	107	1.7	67	1.2	35	41
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	181	129
	Transport and storage	14,590	440	112	3.0	25	0.8	72	21
	Health, education and leisure	15,770	761	299	4.8	39	1.9	109	67
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	138	56
	Utilities	5,131	10	5	0.2	50	0.1	-	-
	Other	26,315	1,374	794	5.2	58	3.0	190	175
	Latent	-	-	1,325	-	-	-	(146)	-

		396,756	19,633	9,949	4.9	51	2.5	2,972	2,116

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,443	2,454	2,133	12.0	87	10.4	474	594
	- property	35,532	2,777	896	7.8	32	2.5	395	181
	- construction	5,101	671	301	13.2	45	5.9	109	47
	- other	108,713	2,662	1,737	2.4	65	1.6	499	379
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	521	24
	- personal lending	1,540	143	138	9.3	97	9.0	29	11
	- property	4,896	1,652	685	33.7	41	14.0	350	6
	- construction	513	60	39	11.7	65	7.6	4	10
	- other	22,218	2,280	1,711	10.3	75	7.7	362	267
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	141	176
	- personal lending	8,209	119	34	1.4	29	0.4	65	112
	- property	2,847	112	13	3.9	12	0.5	3	27
	- construction	384	5	-	1.3	-	-	1	3
	- other	28,267	252	432	0.9	171	1.5	(111)	90
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,055	1	1	0.1	100	0.1	-	1
	- property	327	131	80	40.1	61	24.5	-	-
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	9,919	64	48	0.6	75	0.5	1	154

		396,756	19,633	9,949	4.9	51	2.5	2,972	2,116

	Banks	30,917	133	113	0.4	85	0.4	23	29

For the notes to this table refer to page 214.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Core (continued)

					Credit metrics
	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %
								Impairment charge £m	Amounts written-off £m

	Government (1)	8,359	-	-	-	-	-	-	-
	Finance	48,598	745	579	1.5	78	1.2	207	44
Personal	- mortgages	144,171	4,890	1,216	3.4	25	0.8	776	198
	- unsecured	32,868	2,960	2,364	9.0	80	7.2	715	935
	Property	42,994	4,132	1,133	9.6	27	2.6	469	167
	Construction	7,197	841	286	11.7	34	4.0	179	143
	Manufacturing	23,708	490	242	2.1	49	1.0	106	125
	Finance leases (2)	8,440	172	110	2.0	64	1.3	31	68
	Retail, wholesale and repairs	22,039	679	345	3.1	51	1.6	208	119
	Transport and storage	16,581	342	60	2.1	18	0.4	47	29
	Health, education and leisure	16,073	691	257	4.3	37	1.6	170	55
	Hotels and restaurants	7,709	1,005	386	13.0	38	5.0	209	60
	Utilities	6,557	22	1	0.3	5	-	-	-
	Other	28,769	1,282	668	4.5	52	2.3	538	194
	Latent	-	-	1,418	-	-	-	(252)	-

		414,063	18,251	9,065	4.4	50	2.2	3,403	2,137

	of which:
	UK
	- residential mortgages	104,965	2,210	420	2.1	19	0.4	174	24
	- personal lending	21,881	2,680	2,179	12.2	81	10.0	657	828
	- property	35,431	2,984	744	8.4	25	2.1	378	114
	- construction	5,707	655	236	11.5	36	4.1	160	138
	- other	114,878	2,571	1,648	2.2	64	1.4	366	398
	Europe
	- residential mortgages	18,393	2,121	664	11.5	31	3.6	437	10
	- personal lending	1,972	143	125	7.3	87	6.3	(8)	22
	- property	4,846	1,037	365	21.4	35	7.5	162	10
	- construction	1,019	72	43	7.1	60	4.2	13	-
	- other	24,414	2,430	1,806	10.0	74	7.4	915	183
	US
	- residential mortgages	20,311	526	120	2.6	23	0.6	162	164
	- personal lending	7,505	136	59	1.8	43	0.8	66	85
	- property	2,413	111	24	4.6	22	1.0	16	43
	- construction	412	98	1	23.8	1	0.2	-	5
	- other	34,971	345	583	1.0	169	1.7	26	96
	RoW
	- residential mortgages	502	33	12	6.6	36	2.4	3	-
	- personal lending	1,510	1	1	0.1	100	0.1	-	-
	- property	304	-	-	-		-	(87)	-
	- construction	59	16	6	27.1	38	10.2	6	-
	- other	12,570	82	29	0.7	35	0.2	(43)	17

		414,063	18,251	9,065	4.4	50	2.2	3,403	2,137

	Banks	43,374	136	122	0.3	90	0.3	-	-

For the notes to this table refer to page 214.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Non-Core

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %
								Impairment charge £m	Amounts written-off £m

	Government (1)	1,368	-	-	-	-	-	-	-
	Finance	2,540	407	168	16.0	41	6.6	91	42
Personal	- mortgages	2,855	320	133	11.2	42	4.7	162	227
	- unsecured	965	186	103	19.3	55	10.7	63	75
	Property	28,617	16,551	8,185	57.8	49	28.6	1,464	866
	Construction	2,029	726	290	35.8	40	14.3	(25)	122
	Manufacturing	1,553	259	132	16.7	51	8.5	16	140
	Finance leases (2)	4,408	283	187	6.4	66	4.2	9	222
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	49	47
	Transport and storage	3,751	394	224	10.5	57	6.0	217	81
	Health, education and leisure	935	429	222	45.9	52	23.7	35	33
	Hotels and restaurants	986	555	253	56.3	46	25.7	38	46
	Utilities	1,500	108	16	7.2	15	1.1	(4)	-
	Other	3,742	803	446	21.5	56	11.9	133	220
	Latent	-	-	635	-	-	-	72	-

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	of which:
	UK
	- residential mortgages	19	-	-	-	-	-	-	-
	- personal lending	55	23	19	41.8	83	34.5	5	16
	- property	18,198	7,744	3,048	42.6	39	16.7	569	309
	- construction	1,406	494	182	35.1	37	12.9	(9)	111
	- other	13,316	1,067	874	8.0	82	6.6	175	444
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	5	26
	- personal lending	365	83	70	22.7	84	19.2	9	2
	- property	9,738	8,695	5,081	89.3	58	52.2	914	435
	- construction	619	229	107	37.0	47	17.3	(15)	2
	- other	5,206	2,171	1,285	40.7	59	24.7	455	272
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	157	201
	- personal lending	539	80	14	14.8	18	2.6	44	50
	- property	496	58	16	11.7	28	3.2	(14)	56
	- construction	4	3	1	75.0	33	25.0	(1)	9
	- other	1,087	100	198	9.2	198	18.2	25	59
	RoW
	- residential mortgages	-	-	-	-	-	-	-	-
	- personal lending	6	-	-	-	-	-	5	7
	- property	185	54	40	29.2	74	21.6	(5)	66
	- construction	-	-	-				-	-
	- other	2,268	252	131	11.1	52	5.8	1	56

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	Banks	477	1	1	0.2	100	0.2	-	-

For the notes to this table refer to page 214.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Non-Core (continued)

					Credit metrics
	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %
								Impairment charge £m	Amounts written-off £m

	Government (1)	1,383	-	-	-	-	-	-	-
	Finance	3,272	317	147	9.7	46	4.5	(118)	43
Personal	- mortgages	5,102	380	180	7.4	47	3.5	300	318
	- unsecured	1,556	110	92	7.1	84	5.9	67	351
	Property	38,064	17,969	7,861	47.2	44	20.7	3,200	1,004
	Construction	2,672	1,102	475	41.2	43	17.8	(39)	101
	Manufacturing	4,931	423	283	8.6	67	5.7	121	90
	Finance leases (2)	6,059	622	398	10.3	64	6.6	81	102
	Retail, wholesale and repairs	2,339	388	204	16.6	53	8.7	(28)	53
	Transport and storage	5,477	264	94	4.8	36	1.7	31	14
	Health, education and leisure	1,419	501	245	35.3	49	17.3	134	43
	Hotels and restaurants	1,161	485	289	41.8	60	24.9	125	71
	Utilities	1,849	66	22	3.6	33	1.2	3	3
	Other	4,721	1,379	549	29.2	40	11.6	254	197
	Latent	-	-	647	-	-	-	(293)	-

		80,005	24,006	11,486	30.0	48	14.4	3,838	2,390

	of which:
	UK
	- residential mortgages	1,423	52	11	3.7	21	0.8	6	1
	- personal lending	127	37	30	29.1	81	23.6	(12)	179
	- property	24,610	8,163	3,093	33.2	38	12.6	1,033	379
	- construction	1,882	772	324	41.0	42	17.2	27	90
	- other	17,670	2,064	1,295	11.7	63	7.3	148	257
	Europe
	- residential mortgages	553	84	49	15.2	58	8.9	30	-
	- personal lending	492	66	55	13.4	83	11.2	33	104
	- property	11,538	9,277	4,582	80.4	49	39.7	2,134	494
	- construction	735	290	142	39.5	49	19.3	(75)	-
	- other	10,083	1,831	1,067	18.2	58	10.6	352	110
	US
	- residential mortgages	2,926	244	120	8.3	49	4.1	264	317
	- personal lending	936	7	7	0.7	100	0.7	46	68
	- property	1,370	218	68	15.9	31	5.0	(18)	96
	- construction	45	23	9	51.1	39	20.0	9	11
	- other	2,044	172	312	8.4	181	15.3	(201)	84
	RoW
	- residential mortgages	200	-	-	-	-	-	-	-
	- personal lending	1	-	-	-	-	-	-	-
	- property	546	311	118	57.0	38	21.6	51	35
	- construction	10	17	-	170.0	-	-	-	-
	- other	2,814	378	204	13.4	54	7.2	11	165

		80,005	24,006	11,486	30.0	48	14.4	3,838	2,390

	Banks	706	1	1	0.1	100	0.1	-	-

Notes:
(1)	Includes central and local government.
(2)	Includes instalment credit.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US Retail & Commercial	Markets	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	4,599	5,001	211	1,632	5,523	1,007	414	18,387	24,007	42,394
Currency translation and other adjustments	53	(6)	(1)	(227)	(115)	(47)	184	(159)	(487)	(646)
Additions	1,771	4,362	111	286	3,299	660	56	10,545	5,800	16,345
Transfers (1)	(33)	7	-	(110)	-	-	6	(130)	70	(60)
Transfers to performing book	-	(133)	(8)	(624)	-	-	(75)	(840)	(1,035)	(1,875)
Repayments	(1,222)	(3,265)	(50)	(90)	(1,102)	(83)	(80)	(5,892)	(4,860)	(10,752)
Amounts written-off	(599)	(514)	(15)	(445)	(72)	(391)	(109)	(2,145)	(2,121)	(4,266)

At 31 December 2012	4,569	5,452	248	422	7,533	1,146	396	19,766	21,374	41,140

	Non-Core (by donating divisions)
	UK Corporate	International Banking	Ulster Bank	US Retail & Commercial	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2012	3,685	8,051	11,675	486	110	24,007
Currency translation and other adjustments	(57)	(104)	(231)	(20)	(75)	(487)
Additions	1,542	2,210	1,713	323	12	5,800
Transfers (1)	11	59	-	-	-	70
Transfers to performing book	(171)	(863)	-	-	(1)	(1,035)
Repayments	(1,798)	(1,379)	(1,618)	(62)	(3)	(4,860)
Amounts written-off	(590)	(1,067)	(140)	(309)	(15)	(2,121)

At 31 December 2012	2,622	6,907	11,399	418	28	21,374

Note:
(1)	Represents transfers to/from REIL from/to potential problem loans.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Central Items	Total Core	Non-Core	RFS MI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	2,679	2,061	81	851	2,749	455	8,876	311	-	9,187	11,487	-	20,674
Currency translation and other adjustments	12	87	-	(131)	(54)	53	(33)	77	-	44	(369)	-	(325)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	(1)	(4)	(5)
Amounts written-off	(599)	(514)	(15)	(445)	(72)	(391)	(2,036)	(109)	-	(2,145)	(2,121)	-	(4,266)
Recoveries of amounts previously written-off	96	18	-	9	2	85	210	1	-	211	130	-	341
Charged to income statement
- continuing operations	529	836	46	111	1,364	83	2,969	25	1	2,995	2,320	-	5,315
- discontinued operations	-	-	-	-	-	-	-	-	-	-	-	4	4
Unwind of discount (2)	(88)	(56)	(3)	(4)	(79)	-	(230)	-	-	(230)	(246)	-	(476)

At 31 December 2012	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	-	21,262

Individually assessed
- banks	-	-	-	6	-	-	6	107	-	113	1	-	114
- customers	-	1,024	96	270	1,213	46	2,649	189	1	2,839	9,805	-	12,644
Collectively assessed	2,439	1,111	-	-	2,110	125	5,785	-	-	5,785	757	-	6,542
Latent	190	297	13	115	587	114	1,316	9	-	1,325	637	-	1,962

	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	-	21,262

Notes:
(1)	Retail & Commercial.
(2)	Recognised in interest income.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Impairment provisions flow statement (continued)
	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2012	1,633	3,027	6,363	416	48	11,487
Currency translation and other adjustments	(100)	(58)	(107)	(89)	(15)	(369)
Disposal of subsidiaries	-	-	-	(1)	-	(1)
Amounts written-off	(590)	(1,067)	(140)	(309)	(15)	(2,121)
Recoveries of amounts previously written-off	21	38	4	63	4	130
Charged to income statement
- continuing operations	241	913	983	177	6	2,230
Unwind of discount	(38)	(38)	(170)	-	-	(246)

At 31 December 2012	1,167	2,815	6,933	257	28	11,200

Individually assessed
- banks	-	1	-	-	-	1
- customers	688	2,604	6,481	24	8	9,805
Collectively assessed	422	-	225	92	18	757
Latent	57	210	227	141	2	637

	1,167	2,815	6,933	257	28	11,200

Key points
●	Within Core, increase in collectively assessed provisions related primarily to Ulster Bank's mortgage and corporate portfolio reflecting a continuation of difficult conditions in Ireland.

●	Non-Core individually assessed provisions decreased by £0.2 billion reflecting write-offs in Markets and UK Corporate.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Impairment charge analysis

31 December 2012	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Central Items	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	-	554	42	137	457	15	1,205	28	1	1,234	1,935	3,169
Collectively assessed	544	317	-	(1)	787	237	1,884	-	-	1,884	312	2,196
Latent loss	(15)	(35)	4	(48)	120	(169)	(143)	(3)	-	(146)	73	(73)

Loans to customers	529	836	46	88	1,364	83	2,946	25	1	2,972	2,320	5,292
Loans to banks	-	-	-	23	-	-	23	-	-	23	-	23
Securities
- other	-	2	-	-	-	8	10	12	39	61	(97)	(36)

Charge to income statement	529	838	46	111	1,364	91	2,979	37	40	3,056	2,223	5,279

31 December 2011

Individually assessed	-	612	24	233	637	64	1,570	10	-	1,580	3,615	5,195
Collectively assessed	798	392	-	-	655	230	2,075	-	-	2,075	516	2,591
Latent loss	(10)	(213)	1	(65)	92	(46)	(241)	(11)	-	(252)	(293)	(545)

Loans to customers	788	791	25	168	1,384	248	3,404	(1)	-	3,403	3,838	7,241
Securities
- sovereign debt (2)	-	-	-	-	-	-	-	-	1,268	1,268	-	1,268
- other	-	2	-	-	-	78	80	39	(2)	117	81	198

Charge to income statement	788	793	25	168	1,384	326	3,484	38	1,266	4,788	3,919	8,707

Notes:
(1)	Retail & Commercial.
(2)	Includes related interest rate hedge instruments.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Impairment charge analysis (continued)

31 December 2012	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C	Other	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	206	913	842	(25)	(1)	1,935
Collectively assessed	71	-	25	208	8	312
Latent loss	(37)	1	116	(6)	(1)	73

Loans to customers	240	914	983	177	6	2,320
Securities	-	(97)	-	-	-	(97)

Charge to income statement	240	817	983	177	6	2,223

31 December 2011

Individually assessed	512	679	2,426	(3)	1	3,615
Collectively assessed	129	-	29	372	(14)	516
Latent loss	(113)	-	(106)	(66)	(8)	(293)

Loans to customers	528	679	2,349	303	(21)	3,838
Securities	-	78	-	-	3	81

Charge to income statement	528	757	2,349	303	(18)	3,919

Risk and balance sheet management (continued)

Credit risk (continued)

Key credit portfolios

Commercial real estate
The commercial real estate lending portfolio totalled £63.0 billion at 31 December 2012, an £11.8 billion or 16% decrease from £74.8 billion at 31 December 2011. The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including housebuilders). The analysis of lending utilisations below excludes rate risk management and contingent obligations.

	31 December 2012			31 December 2011
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	22,504	4,091	26,595	25,101	5,023	30,124
Ulster Bank	3,575	729	4,304	3,882	881	4,763
US Retail & Commercial	3,857	3	3,860	4,235	70	4,305
International Banking	849	315	1,164	872	299	1,171
Markets	630	57	687	141	61	202

	31,415	5,195	36,610	34,231	6,334	40,565

Non-Core
UK Corporate	2,651	983	3,634	3,957	2,020	5,977
Ulster Bank	3,383	7,607	10,990	3,860	8,490	12,350
US Retail & Commercial	392	-	392	901	28	929
International Banking	11,260	154	11,414	14,689	336	15,025

	17,686	8,744	26,430	23,407	10,874	34,281

Total	49,101	13,939	63,040	57,638	17,208	74,846

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2012
UK (excluding NI) (2)	25,864	5,567	839	4,777	37,047
Ireland (ROI and NI) (2)	4,651	989	2,234	5,712	13,586
Western Europe (other)	5,995	370	22	33	6,420
US	4,230	981	-	15	5,226
RoW	454	-	65	242	761

	41,194	7,907	3,160	10,779	63,040

31 December 2011

UK (excluding NI) (2)	28,653	6,359	1,198	6,511	42,721
Ireland (ROI and NI) (2)	5,146	1,132	2,591	6,317	15,186
Western Europe (other)	7,649	1,048	9	52	8,758
US	5,552	1,279	59	46	6,936
RoW	785	35	141	284	1,245

	47,785	9,853	3,998	13,210	74,846

For the notes to these tables refer to the following page.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2012
UK (excluding NI) (2)	23,312	8,119	4,184	1,432	37,047
Ireland (ROI and NI) (2)	2,877	2,763	665	7,281	13,586
Western Europe (other)	403	5,962	24	31	6,420
US	4,629	582	15	-	5,226
RoW	194	260	307	-	761

	31,415	17,686	5,195	8,744	63,040

31 December 2011

UK (excluding NI) (2)	25,904	9,108	5,118	2,591	42,721
Ireland (ROI and NI) (2)	3,157	3,121	793	8,115	15,186
Western Europe (other)	422	8,275	20	41	8,758
US	4,521	2,310	71	34	6,936
RoW	227	593	332	93	1,245

	34,231	23,407	6,334	10,874	74,846

By sub-sector (1)	UK (excl NI) (2) £m	Ireland (ROI and NI) (2) £m	Western Europe £m	US £m	RoW £m	Total £m

31 December 2012
Residential	10,344	6,701	403	996	242	18,686
Office	6,112	1,132	1,851	99	176	9,370
Retail	7,529	1,492	1,450	117	129	10,717
Industrial	3,550	476	143	4	39	4,212
Mixed/other	9,512	3,785	2,573	4,010	175	20,055

	37,047	13,586	6,420	5,226	761	63,040

31 December 2011

Residential	12,870	7,449	1,100	1,325	319	23,063
Office	7,155	1,354	2,246	404	352	11,511
Retail	8,709	1,641	1,891	285	275	12,801
Industrial	4,317	507	520	24	105	5,473
Mixed/other	9,670	4,235	3,001	4,898	194	21,998

	42,721	15,186	8,758	6,936	1,245	74,846

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.4 billion at 31 December 2012 (31 December 2011 - £1.3 billion), continues to perform in line with expectations and requires minimal provisions.

(2)	ROI: Republic of Ireland; NI: Northern Ireland.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

Key points
•
In line with the Group's strategy, the overall exposure to commercial real estate fell during 2012 across all geographies. The overall mix in terms of geography, sub-sector and investment versus development remained broadly unchanged.

•
Most of the decrease was in Non-Core and was due to repayments, asset sales, and write-offs. The Non-Core portfolio totalled £26.4 billion (42% of the portfolio) at 31 December 2012 (31 December 2011 - £34.3 billion or 46% of the portfolio).

•
The growth in Markets was caused by an increase in the inventory of US commercial real estate loans earmarked for securitisation as commercial mortgage-backed securities (CMBS). CMBS warehouse activity is tightly controlled with limits on maximum portfolio size and holding period, and marked-to-market on a daily basis.

•
With the exception of exposure in Spain and Ireland, the Group had minimal commercial real estate exposure in the peripheral eurozone countries. Exposure in Spain was predominantly in the Non-Core portfolio and totalled £1.6 billion (31 December 2011 - £2.3 billion), of which 31% (31 December 2011 - 55%) was in default. The majority of the portfolio is managed by GRG. The Spanish portfolio has already been subject to material provisions, which are regularly assessed by reference to re-appraised asset values. Asset values vary significantly by type and geographic location. Refer to the Ulster Bank Group (Core and Non-Core) section on page 234 for details on the exposure in Ireland.

•	The UK portfolio is focused on London and the South East at approximately 43% (31 December 2011 - 44%) with the remainder spread across other UK Regions.

•
Speculative lending, defined by the Group as short-term lending to property developers without sufficient pre-let revenue at origination to support investment financing after practical completion, represented less than 1% of the portfolio at 31 December 2012. The Group's appetite for originating speculative commercial real estate lending is very limited and any such business requires senior management approval.

•
The commercial real estate sector is expected to remain challenging in key markets and new business will be accommodated from run-off of existing Core exposure. Over £5.5 billion of loans in UK Corporate (Core and Non-Core) have been repaid over the last 12 months whilst the risk profile of the remaining performing book has remained relatively unchanged.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

Maturity profile of portfolio	UK Corporate	Ulster Bank	US Retail & Commercial	International Banking	Markets	Total
	£m	£m	£m	£m	£m	£m

31 December 2012
Core
< 1 year (1)	8,639	3,000	797	216	59	12,711
1-2 years	3,999	284	801	283	130	5,497
2-3 years	3,817	215	667	505	-	5,204
> 3 years	9,597	805	1,595	160	498	12,655
Not classified (2)	543	-	-	-	-	543

Total	26,595	4,304	3,860	1,164	687	36,610

Non-Core
< 1 year (1)	2,071	9,498	138	4,628	-	16,335
1-2 years	192	1,240	79	3,714	-	5,225
2-3 years	99	38	43	1,137	-	1,317
> 3 years	1,058	214	132	1,935	-	3,339
Not classified (2)	214	-	-	-	-	214

Total	3,634	10,990	392	11,414	-	26,430

31 December 2011

Core
< 1 year (1)	8,268	3,030	1,056	142	-	12,496
1-2 years	5,187	391	638	218	60	6,494
2-3 years	3,587	117	765	230	133	4,832
> 3 years	10,871	1,225	1,846	581	9	14,532
Not classified (2)	2,211	-	-	-	-	2,211

Total	30,124	4,763	4,305	1,171	202	40,565

Non-Core
< 1 year (1)	3,224	11,089	293	7,093	-	21,699
1-2 years	508	692	163	3,064	-	4,427
2-3 years	312	177	152	1,738	-	2,379
> 3 years	1,636	392	321	3,126	-	5,475
Not classified (2)	297	-	-	4	-	301

Total	5,977	12,350	929	15,025	-	34,281

Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises overdrafts and multi-option facilities for which there is no single maturity date.

Key points
•	The overall maturity profile has remained relatively unchanged over the last 12 months.

•	Non-Core exposure maturing in under one year has reduced from £21.7 billion in 2011 to £16.3 billion in 2012.

•
The majority of Ulster Bank's commercial real estate portfolio was categorised as under 1 year, owing to the high level of non-performing assets in the portfolio as Ulster Bank includes most renegotiated facilities as on demand.

•	Refinancing risk remains a focus of management attention and is assessed throughout the credit risk management life cycle.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

Portfolio by AQ band	AQ1-AQ2 £m	AQ3-AQ4 £m	AQ5-AQ6 £m	AQ7-AQ8 £m	AQ9 £m	AQ10 £m	Total £m

31 December 2012
Core	767	6,011	16,592	6,575	1,283	5,382	36,610
Non-Core	177	578	3,680	3,200	1,029	17,766	26,430

	944	6,589	20,272	9,775	2,312	23,148	63,040

31 December 2011

Core	1,094	6,714	19,054	6,254	3,111	4,338	40,565
Non-Core	680	1,287	5,951	3,893	2,385	20,085	34,281

	1,774	8,001	25,005	10,147	5,496	24,423	74,846

Key points
•
There has been an overall decrease in AQ10 during the year with reductions in Non-Core partially offset by increases in Ulster Bank and UK Corporate. The increase in defaulted exposure in UK Corporate is a result of a small number of significant individual cases. The high proportion of the portfolio in the AQ10 band was driven by exposures in Non-Core (Ulster Bank and International Banking) and Core (Ulster Bank). The AQ1-AQ9 profile remained relatively unchanged.

•
Of the total portfolio of £63.0 billion at 31 December 2012, £28.1 billion (31 December 2011 - £34.7 billion) was managed within the Group's standard credit processes and £5.1 billion (31 December 2011 - £5.9 billion) was receiving varying degrees of heightened credit management under the Group's Watchlist process. A further £29.8 billion (31 December 2011 - £34.3 billion) was managed within GRG and included Watchlist and non-performing exposures. The decrease in the portfolio managed by GRG was driven by Non-Core reductions.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)
The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value (LTV) which represents loan value before provisions. Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market-based data. In the absence of external valuations, the Group deploys a range of alternative approaches to assess property values, including internal expert judgement and indexation.

	Ulster Bank			Rest of the Group			Group
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m

31 December 2012
<= 50%	183	24	207	7,210	281	7,491	7,393	305	7,698
> 50% and <= 70%	326	102	428	12,161	996	13,157	12,487	1,098	13,585
> 70% and <= 90%	462	250	712	6,438	1,042	7,480	6,900	1,292	8,192
> 90% and <= 100%	466	141	607	1,542	2,145	3,687	2,008	2,286	4,294
> 100% and <= 110%	103	596	699	1,019	1,449	2,468	1,122	2,045	3,167
> 110% and <= 130%	326	630	956	901	1,069	1,970	1,227	1,699	2,926
> 130% and <= 150%	274	878	1,152	322	913	1,235	596	1,791	2,387
> 150%	963	7,290	8,253	595	1,962	2,557	1,558	9,252	10,810

Total with LTVs	3,103	9,911	13,014	30,188	9,857	40,045	33,291	19,768	53,059
Minimal security (1)	7	1,461	1,468	3	13	16	10	1,474	1,484
Other (2)	97	715	812	6,494	1,191	7,685	6,591	1,906	8,497

Total	3,207	12,087	15,294	36,685	11,061	47,746	39,892	23,148	63,040

Total portfolio average LTV (3)	131%	286%	249%	65%	125%	80%	71%	206%	122%

31 December 2011

<= 50%	272	32	304	7,091	332	7,423	7,363	364	7,727
> 50% and <= 70%	479	127	606	14,105	984	15,089	14,584	1,111	15,695
> 70% and <= 90%	808	332	1,140	10,042	1,191	11,233	10,850	1,523	12,373
> 90% and <= 100%	438	201	639	2,616	1,679	4,295	3,054	1,880	4,934
> 100% and <= 110%	474	390	864	1,524	1,928	3,452	1,998	2,318	4,316
> 110% and <= 130%	527	1,101	1,628	698	1,039	1,737	1,225	2,140	3,365
> 130% and <= 150%	506	1,066	1,572	239	912	1,151	745	1,978	2,723
> 150%	912	7,472	8,384	433	2,082	2,515	1,345	9,554	10,899

Total with LTVs	4,416	10,721	15,137	36,748	10,147	46,895	41,164	20,868	62,032
Minimal security (1)	72	1,086	1,158	-	-	-	72	1,086	1,158
Other (2)	193	625	818	8,994	1,844	10,838	9,187	2,469	11,656

Total	4,681	12,432	17,113	45,742	11,991	57,733	50,423	24,423	74,846

Total portfolio average LTV (3)	120%	264%	222%	69%	129%	82%	75%	203%	116%

Notes:
(1)
In 2012, the Group reclassified loans with limited or non-physical security (defined as LTV>1,000%) as minimal security, for which a majority are commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect asset quality and recovery profile. 2011 presentation has been revised.

(2)
Other performing loans of £6.6 billion (2011 - £9.2 billion) include general corporate lending, typically unsecured, to commercial real estate companies, and major UK homebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £1.9 billion (2011 - £2.5 billion) are subject to the Group's standard provisioning policies.

(3)	Weighted average by exposure.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

Key points
•
81% of the commercial real estate portfolio categorised as LTV > 100% was in Ulster Bank Group (Core - 15%; Non-Core - 43%) and International Banking (Non-Core - 23%). A majority of the portfolios are managed within GRG and are subject to review at least quarterly.  Significant levels of provisions have been taken against these portfolios. Provisions as a percentage of REIL for the Ulster Bank Group commercial real estate portfolio were 58% at 31 December 2012 (31 December 2011 - 53%).

•
The average interest coverage ratios for UK Corporate (Core and Non-Core) and International Banking (Non-Core) were 2.96x and 1.30x respectively, at 31 December 2012 (31 December 2011 - 2.71x and 1.25x, respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service coverage for this portfolio was 1.34x at 31 December 2012 (31 December 2011 - 1.24x). As a number of different approaches are used within the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and organisations.

Residential mortgages
The majority of the Group's secured lending exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core.

	31 December 2012	31 December 2011
	£m	£m

UK Retail	99,062	96,388
Ulster Bank	19,162	20,020
RBS Citizens (1)	21,538	24,153

	139,762	140,561

Note:
(1)	2011 has been revised to include legacy serviced by others portfolio.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Residential mortgages (continued)
The table below shows LTVs for the Group's residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average calculated on a weighted value basis. Loan balances are as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	UK Retail			Ulster Bank			RBS Citizens (1)
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m

31 December 2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477
> 150%	-	-	-	3,156	1,290	4,446	365	14	379

Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227
Other (2)	486	12	498	-	-	-	292	19	311

Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%

Average LTV on new originations during the year	65%			74%			64%

31 December 2011

<= 50%	21,537	285	21,822	2,568	222	2,790	4,745	49	4,794
> 50% and <= 70%	25,598	390	25,988	1,877	157	2,034	4,713	78	4,791
> 70% and <= 90%	33,738	671	34,409	2,280	223	2,503	6,893	125	7,018
> 90% and <= 100%	7,365	343	7,708	1,377	128	1,505	2,352	66	2,418
> 100% and <= 110%	3,817	276	4,093	1,462	130	1,592	1,517	53	1,570
> 110% and <= 130%	1,514	199	1,713	2,752	322	3,074	1,536	53	1,589
> 130% and <= 150%	60	15	75	2,607	369	2,976	626	28	654
> 150%	-	-	-	2,798	748	3,546	588	27	615

Total with LTVs	93,629	2,179	95,808	17,721	2,299	20,020	22,970	479	23,449
Other (2)	567	13	580	-	-	-	681	23	704

Total	94,196	2,192	96,388	17,721	2,299	20,020	23,651	502	24,153

Total portfolio average LTV (3)	67%	80%	67%	104%	125%	106%	76%	91%	77%

Average LTV on new originations during the year	63%			74%			63%

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 230 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is arrived at by calculating the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.
(4)	Excludes mortgage lending in Wealth. This portfolio totalled £8.8 billion (31 December 2011 - £8.3 billion) and continues to perform in line with expectations with minimal provision of £248 million.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Residential mortgages (continued)

Key points

UK Retail
•	The UK Retail mortgage portfolio totalled approximately £99.1 billion at 31 December 2012, an increase of 2.8% from 31 December 2011.

•
The assets are mostly prime mortgages and include £7.9 billion, 8% (2011 - £6.9 billion) of residential buy-to-let lending. There is a small legacy portfolio of self-certified mortgages (0.2% of the total mortgage portfolio). Self-certified mortgages were withdrawn in 2004. The interest rate product mix is approximately one third fixed rate with the remainder on variable rate products including those on managed rates.

•
UK Retail's mortgage business is subject to prudent underwriting standards. These include an affordability test using a stressed interest rate, credit scoring with different pass marks depending on the loan to value ratio (LTV) as well as a range of specific criteria, for example, LTV thresholds. Changes over the last few years include: a reduction in maximum LTV for prime residential mortgage lending from 100% to 95% in the first quarter of 2008 and from 95% to 90% in the third quarter of 2008 and a tightening of credit scoring pass marks: credit score thresholds were increased in the third quarter of 2009 and again in the third quarter of 2010. In the first quarter of 2011, new scorecards were introduced alongside a further tightening of thresholds, these were tightened still further in the second quarter of 2012.

•
Gross new mortgage lending remained strong at £14 billion. The average of individual LTV on new originations was 65.2% weighted by value of lending (31 December 2011 - 63.0%) and 61.3% by volume (31 December 2011 - 58.4%). The ratio of total lending to total property valuations was 56.3% (31 December 2011 - 52.9%). Average LTV by volume is arrived at by calculating the LTV on each individual mortgage with no weighting applied in the calculation of the average. The ratio approach is the sum of all lending divided by the value of all properties held as security against the lending.

•
The maximum LTV available to new customers remains at 90%, except for those buying properties under the government-sponsored, and indemnity backed, new build schemes that were launched during the year, where the maximum LTV is 95%. These schemes aim to support the mortgage market, particularly first time buyers, and completions under the scheme totalled £35 million during the year.

•
Based on the Halifax Price Index at September 2012, the portfolio average indexed LTV by weighted value of debt outstanding was 66.8% (31 December 2011 - 67.2%) and 58.1% by volume (31 December 2011 - 57.8%). The ratio of total outstanding balances to total indexed property valuations is 48.5% (31 December 2011 - 48.4%).

•
The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls post property sale) improved marginally to 1.5% at 31 December 2012 from 1.6% at 31 December 2011. The number of properties repossessed in 2012 was 1,426 compared with 1,671 in 2011. Arrears rates remain sensitive to economic developments and are currently benefiting from low interest rate environment.

•
The mortgage impairment charge was £92 million for 2012 compared with £182 million in 2011 primarily due to lower loss rate adjustments on the non-performing back book, and a stable underlying rate of defaults.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Residential mortgages (continued)

Key points

UK Retail (continued)
•
25.6% of the residential owner occupied UK Retail mortgage book is on interest only terms down from 27.3% in 2011. A further 9.1% are on mixed repayments split between a combination of interest only and capital repayments (31 December 2011 - 9.6%). UK Retail withdrew interest only repayment products from sale to residential owner occupied customers with effect from 1 December 2012. Interest only repayment remains an option on buy-to-let mortgages. At 1.6%, the percentage of accounts more than 3 payments in arrears was similar to the 1.4% observed on capital repayment mortgages.

Ulster Bank
•
Ulster Bank's residential mortgage portfolio totalled £19.2 billion at 31 December 2012, with 88% in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 2% from 31 December 2011 as a result of natural amortisation and limited growth due to low market demand.

•
The assets include £2.3 billion of exposure (12%) of residential buy-to-let loans. The interest rate product mix is approximately 91% on a variable rate product (including tracker products) and 9% on a fixed rate.

•
16% of the total portfolio is on interest only which reflects legacy policy and is no longer available to residential mortgage customers on a permanent basis. Interest only is permitted on a temporary basis under the suite of forbearance treatments available within Ulster Bank (refer to page 206 for further information). Interest only repayment remains an option for private customers within Northern Ireland on an exception basis.

•
Average LTVs increased from 31 December 2011 to 31 December 2012, on a value basis, as a result of decreases in the Central Statistics Office house price index (4%) impacting the Ulster Bank portfolio. The average individual LTV on new originations was stable in 2012 at 74% (weighted by value of lending) and 69.4% by volume (2011 - 67.3%). The volume of business remains very low. The maximum LTV available to Ulster Bank customers is 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95%, in which Ulster Bank's exposure is capped at 85% LTV.

•	Refer to the Ulster Bank Group (Core and Non-Core) section on page 233 for commentary on mortgage REIL and repossessions.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Residential mortgages (continued)

Key points (continued)

RBS Citizens
•	RBS Citizens mortgage portfolio totalled £21.5 billion at 31 December 2012, a reduction of 11% from 2011 (£24.2 billion). The Core business comprises 89% of the portfolio.

•
The portfolio comprises £6.2 billion (Core - £5.8 billion; Non-Core - £0.4 billion) of residential mortgages, of which 1% are in second lien position. There is also £15.3 billion (Core - £13.3 billion; Non-Core - £2.0 billion) of home equity loans and lines. Home equity Core consists of 47% in first lien position while Non-Core consists of 95% in second lien position.

•
RBS Citizens lending originates predominantly in the 'footprint states' of New England, Mid Atlantic and Mid West regions. At 31 December 2012, £17.9 billion (83% of the total portfolio) was within footprint.

•
The Non-Core portfolio comprises 11% of the mortgage portfolio with the serviced by others (SBO) portfolio being the largest component (75%). The SBO portfolio consists of purchased pools of home equity loans and lines. The full year charge-off rate was 7.4% for 2012 (excluding one-time events, the charge-off rate was 6.8%), which represents a year-on-year improvement (2011 - 8.6%). It is characterised by out-of-footprint geographies, high (95%) second lien concentration, and high LTV exposure (111% weighted average LTV at 31 December 2012).  The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from £2.3 billion at 31 December 2011 to £1.8 billion at 31 December 2012. The arrears rate of the SBO portfolio has decreased from 2.3% at 31 December 2011 to 1.9% at 31 December 2012 due primarily to portfolio liquidation (highest risk borrowers have been charged-off), as well as more effective account servicing and collections.

•
The current weighted average LTV of the mortgage portfolio decreased from 77% at 31 December 2011 to 75% at 31 December 2012, driven by increases in the Case-Shiller home price index from the third quarter of 2011 to the third quarter of 2012. The current weighted average LTV of the mortgage portfolio, excluding SBO, is 71%.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios (continued)

Ulster Bank Group (Core and Non-Core)

Overview
At 31 December 2012, Ulster Bank Group accounted for 10% of the Group's total gross loans to customers (31 December 2011 - 10%) and 8% of the Group's Core gross loans to customers (31 December 2011 - 8%). Ulster Bank's financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, continues to depress the property market and domestic spending.

The impairment charge of £2,340 million for 2012 (31 December 2011 - £3,717 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to deteriorating security values. Provisions as a percentage of risk elements in lending increased from 53% in 2011, to 57% in 2012, predominantly as a result of the deterioration in the value of the Non-Core commercial real estate development portfolio. Ulster Bank impairment provisions take into account recovery strategies for its commercial real estate portfolio, as currently there is very limited liquidity in Irish commercial and development property.

Core
The impairment charge for the year of £1,364 million (31 December 2011 - £1,384 million) reflects the difficult economic climate in Ireland, with elevated default levels across both mortgage and other corporate portfolios. The mortgage sector accounted for £646 million (47%) of the total 2012 impairment charge.

Non-Core
The impairment charge for the year was £976 million, a decrease of £1,357 million (31 December 2011 - £2,333 million), with the commercial real estate sector accounting for £899 million (92%) of the total 2012 impairment charge.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans
							Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	-
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33

	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23

	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33

	45,212	18,849	10,774	41.7	57	23.8	2,340	213

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans
							Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	-
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25

	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16

	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25

	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Key points
•	Core REIL increased by £2.0 billion during the year, which reflects continued difficult conditions in both the commercial and residential property sectors in Ireland.

•
Core mortgage REIL accounted for £1.0 billion of the overall increase, the trend reflecting continued deterioration of macroeconomic factors. However, the number of properties repossessed in 2012 was 127 (81 on a voluntary basis) compared with 161 (123 on a voluntary basis) in 2011.

•	Core corporate REIL accounted for £1.0 billion of the overall increase, the movement driven by a small number of renegotiated arrangements for higher value real estate customers.

•
Core coverage increased from 50% to 52% as a result of additional impairment charges on the non-performing book due to further deterioration in collateral values. Core coverage is diluted due to the increased REIL relating to corporate renegotiations with lower provision requirements; adjusting for these cases Core coverage would be 56%.

•	Non-Core REIL decreased by £0.3 billion reflecting lower defaults as well as recoveries, write-offs of £0.2 billion.

•	At 31 December 2012, 60% of REIL was in Non-Core (31 December 2011 - 68%). The majority of Non-Core commercial real estate development portfolio is non-performing with provision coverage of 65%.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Ulster Bank Group (Core and Non-Core) (continued)

Geographical analysis: Commercial real estate
The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £15.3 billion at 31 December 2012, of which £11.0 billion or 72% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio, based on the location of the underlying security, remained similar to 31 December 2011, with 63% in the Republic of Ireland, 26% in Northern Ireland, 11% in the UK (excluding Northern Ireland).

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

31 December 2012
ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33

	5,882	1,076	2,324	6,012	15,294

31 December 2011

ROI	3,775	853	1,911	4,095	10,634
NI	1,322	279	680	2,222	4,503
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	-	32	63

	6,495	1,247	2,686	6,685	17,113

Key points
•
Commercial real estate continues to be the primary sector driving the Ulster Bank Group non-performing loan book. A reduction over the year of £1.8 billion primarily reflects Ulster Bank's continuing strategy to reduce concentration risk to this sector.

•
The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary property locations on the island of Ireland.

•
During the year, Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing but who are experiencing temporary financial  difficulties. For further details on Wholesale renegotiations refer to page 202.

Residential mortgages
The mortgage lending portfolio analysis by country of location of the underlying security is set out below.
	31 December 2012	31 December 2011
	£m	£m

ROI	16,873	17,767
NO	2,289	2,253

	19,162	20,020

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary